   As filed with the Securities and Exchange Commission on September 26, 2001

                                                                Registration No.


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     Form 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
    Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934


                              OVERHILL FARMS, INC.
                              --------------------
             (Exact name of registrant as specified in its charter)

            Nevada                                              75-2590292
            ------                                              ----------
  State or other jurisdiction of                             (I.R.S. Employer
   incorporation or organization)                        Identification Number)

 5730 Uplander Way, Suite 201
    Culver City, California                                        90230
    -----------------------                                        -----
 (Address of principal executive offices)                        (zip code)

                                 (310) 641-3680
                                 --------------
                (Issuer's telephone number, including area code)

                                   Copies to:
                            Ronald J. Frappier, Esq.
                            Jenkens & Gilchrist, P.C.
                          1445 Ross Avenue, Suite 3200
                               Dallas, Texas 75202
                                 (214) 855-4500

           Securities to be registered under Section 12(b) of the Act:

     Title of each class                    Name of each exchange on which
     to be so registered                    each class is to be registered

Common Stock, par value $0.01                  American Stock Exchange
-----------------------------                  -----------------------

           Securities to be registered under Section 12(g) of the Act:

                                      None

                              OVERHILL FARMS, INC.

                  INFORMATION INCLUDED IN INFORMATION STATEMENT
                    AND INCORPORATED IN FORM 10 BY REFERENCE

  ITEM             ITEM CAPTION                                           LOCATION IN INFORMATION STATEMENT
  ----             ------------                                           ---------------------------------
   1.     Business ....................................   "Summary," "Management's Discussion and Analysis of Financial Condition
                                                          and Results of Operations" and "Business"

   2.     Financial Information .......................   "Selected Financial Data," "Management's Discussion and Analysis of
                                                          Financial Condition and Results of Operations" and "Index to Consolidated
                                                          Financial Statements"

   3.     Properties ..................................   "Management Discussion and Analysis of Financial Condition and Results of
                                                          Operations" and "Business--Facilities"

   4.     Security Ownership of Certain Beneficial
          Owners and Management .......................   "Principal Stockholders"

   5.     Directors and Executive Officers ............   "Management"

   6.     Executive Compensation ......................   "Management"

   7.     Certain Relationships and Related
          Transactions ................................   "Certain Relationships and Related Transactions"

   8.     Legal Proceedings ...........................   "Business--Legal Proceedings"

   9.     Market Price of and Dividends on the
          Registrant's Common Equity and Related
          Stockholder Matters .........................   "The Spin-off--Listing and Trading of our Common Stock" and "Index to
                                                          Consolidated Financial Statements"

   10.    Recent Sales of Unregistered Securities .....   "Description of Capital Stock--Recent Sales of Unregistered
                                                          Securities"

   11.    Description of Registrant's Securities
          to be Registered ............................   "Description of Capital Stock"

   12.    Indemnification of Directors and Officers ...   "Management--Limitation of Liability and Indemnification"

   13.    Financial Statements and Supplementary
          Data ........................................   "Selected Financial Data," "Management's Discussion and Analysis of
                                                          Financial Condition and Results of Operations" and "Index to Consolidated
                                                          Financial Statements"

   14.    Changes In and Disagreements with
          Accountants on Accounting and Financial
          Disclosure ..................................   Not Applicable

   15.    Financial Statements and Exhibits ...........   "Index to Consolidated Financial Statements" and "Exhibit Index"

                              INFORMATION STATEMENT

                        [OVERHILL CORPORATION LETTERHEAD]

                               September __, 2001

Dear Stockholder:

     This information statement is being furnished in connection with the distribution by Overhill Corporation of all of its shares of common stock, par value $0.01 per share, of Overhill Farms, Inc. to the holders of Overhill Corporation common stock. Overhill Corporation currently owns 99% of the outstanding shares of Overhill Farms, Inc. common stock. If you are a holder of our common stock on September 28, 2001, the record date for the spin-off, you will receive one share of common stock of Overhill Farms, Inc. for every two shares of common stock of Overhill Corporation that you own on that date. The number of shares of Overhill Corporation common stock that you own will not change as a result of the spin-off. We expect the spin-off to occur on or about October __, 2001.

     Following the spin-off, Overhill Corporation will focus on its business as a distributor of forestry and construction equipment and related activities. Prior to the spin-off, Overhill Corporation intends to change its name to "TreeCon Resources, Inc." TreeCon Resources, Inc. common stock will continue to be traded on the American Stock Exchange, however it intends to change its ticker symbol from "OVH" to "LOG." You should have received a proxy under separate cover to change Overhill Corporation's name in connection with the spin-off.

     Overhill Farms, Inc. is a value-added manufacturer of quality frozen food products and a provider of custom prepared foods. Following the spin-off, Overhill Farms, Inc. will be a separate independent public company. There is no current public trading market for the Overhill Farms, Inc. common stock. Overhill Farms, Inc. has applied to list its common stock on the American Stock Exchange under the symbol "[___]."

     No vote of stockholders is required in connection with the spin-off. We are not asking you for a proxy and you are not requested to send us a proxy. It is anticipated that the spin-off will be tax-free to United States stockholders and will not require any action on your part. You do not have to pay for the shares of Overhill Farms, Inc. common stock that you will receive in the spin-off, nor do you have to surrender or exchange shares of our common stock in order to receive your shares of Overhill Farms, Inc. common stock. The number of shares of TreeCon Resources, Inc. common stock that you own will not change as a result of the spin-off.

     The enclosed information statement contains information about the spin-off of Overhill Farms, Inc. and about its business, management and financial performance. We encourage you to read all of these materials carefully.

                                               Sincerely,

                                               James Rudis
                                               Chairman of the Board and
                                               Chief Executive Officer

           PRELIMINARY INFORMATION STATEMENT DATED SEPTEMBER 26, 2001
                              FOR INFORMATION ONLY

                              INFORMATION STATEMENT

                        ___________________________________

                              OVERHILL CORPORATION

                                   SPIN-OFF OF

                              OVERHILL FARMS, INC.

                        ___________________________________


     Overhill Corporation is furnishing you with this information statement in connection with the spin-off by Overhill Corporation of all of its shares of common stock of Overhill Farms, Inc. to stockholders of Overhill Corporation. Overhill Corporation currently owns 99% of the outstanding shares of Overhill Farms, Inc. common stock. Overhill Corporation will accomplish the spin-off by distributing to the holders of record of its common stock all of its shares of Overhill Farms, Inc. common stock. Overhill Corporation will distribute one share of common stock of Overhill Farms, Inc. for every two shares of common stock of Overhill Corporation held as of the close of business on September 28, 2001. The actual number of our shares to be distributed will depend on the number of Overhill Corporation shares outstanding on that date. The number of shares of Overhill Corporation common stock that you own will not change as a result of the spin-off.

     There is no current public trading market for the Overhill Farms, Inc. common stock. Overhill Farms, Inc. has applied to list its common stock on the American Stock Exchange under the symbol "[____]."

     Prior to the spin-off, Overhill Corporation will change its name to "TreeCon Resources, Inc." After the spin-off, its common stock will continue to be traded on the American Stock Exchange under its new symbol "LOG."

OWNING SHARES OF OVERHILL FARMS, INC. COMMON STOCK WILL ENTAIL RISKS. PLEASE
                    READ "RISK FACTORS" BEGINNING ON PAGE 7.

NO VOTE OF STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THE SPIN-OFF. WE ARE NOT
  ASKING YOU FOR A PROXY AND YOU ARE NOT REQUESTED TO SEND US A PROXY.

  NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS
INFORMATION STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

     THIS INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE
                SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.

                        ___________________________________

                The date of this information statement is        , 2001.

                                TABLE OF CONTENTS

                                                                  Page
                                                                  ----
         Summary ...............................................    1
         Risk Factors ..........................................    7
         Cautionary Statement as to Forward-Looking
         Statements ............................................   16
         The Spin-off ..........................................   17
         Capitalization ........................................   22
         Selected Financial Data ...............................   23
         Management's Discussion and Analysis of Financial
           Condition and Results of Operations .................   24
         Business ..............................................   29
         Management ............................................   32
         Principal Stockholders ................................   38
         Description of Capital Stock ..........................   39
         Certain Transactions ..................................   42
         Where You Can Find More Information ...................   43
         Incorporation of Certain Information by
              Reference ........................................   43

                                       i

                                     SUMMARY

     This summary highlights selected information from this information statement, but does not contain all details concerning the spin-off and Overhill Farms, Inc., including information that may be important to you. To better understand the spin-off and the business and financial position of Overhill Farms, Inc. you should carefully review this entire document. References to "we," "us," "our," "Overhill Farms, Inc." or "the Company" mean Overhill Farms, Inc. References to "Overhill Corporation" mean Overhill Corporation and its subsidiaries and divisions.

Who We Are

     We are a value-added manufacturer of quality frozen food products including entrees, plated meals, meal components, soups, sauces, poultry, meat and fish specialties. We provide custom prepared foods to a number of prominent customers such as Albertson's, Jenny Craig, Carl's Jr., Jack in the Box, Panda Express, Specialty Brands and King's Hawaiian as well as most domestic airlines, including American Airlines, United Airlines and Delta Airlines. We manufacture products in the retail and foodservice areas with branded and private label entrees and components. Historically, we have served four industries: airlines, health care, foodservice and retail. Revenue for the year ended October 1, 2000 was $145 million, compared to $112.5 million for the year ended September 26, 1999. Our operating income was $10.8 million and $7.4 million in the years ended October 1, 2000 and September 26, 1999, respectively. Revenue and operating income for the nine month period ended July 1, 2001 were $119.6 million and $7.3 million, respectively, compared to revenue and operating income of $103.9 million and $8.2 million, respectively, for the nine month period ended July 2, 2000.

Our History

     In May 1995, we acquired all of the operating assets of IBM Foods, Inc. for $31.3 million plus the assumption of certain liabilities of the acquired business. While our business is nationwide, our headquarters are located in Culver City, California, and we have facilities throughout Southern California. During August 2000, we purchased the operating assets and trademarks of the Chicago Brothers food operations from a subsidiary of Schwan's Sales Enterprises, Inc. for $4.2 million, consisting of cash of $3.3 million and a note from us payable to the seller for $900,000.

     After a strategic review initiated in fiscal year 2001, Overhill Corporation concluded that our company would be able to grow faster and be a stronger competitor as a separate company. As a separate company, we will be better able to focus on our own strategic priorities and will have more efficient access to the financial markets than we could as part of Overhill Corporation.

     Prior to the spin-off, Overhill Corporation will change its name to "TreeCon Resources, Inc."

Our Strategy

     Our strategy is to be the leading developer and manufacturer of value-added food products and provider of custom prepared foods. We intend to create superior value for our stockholders by continuing to execute our growth and operating strategies. We employ the following corporate strategies:

       .  focus on sectors with attractive growth characteristics;

       .  invest in and operate efficient production facilities;

       .  provide customer service-oriented distribution;

       . offer a broad range of products to customers in multiple channels of distribution; and

       . continue to pursue growth through strategic acquisitions and investments.

The Spin-off

     Overhill Corporation will distribute one share of common stock of Overhill Farms, Inc. for every two shares of common stock of Overhill Corporation held as of the close of business on September 28, 2001. You will not pay for the shares of Overhill Farms, Inc. common stock you will receive in the spin-off, and the spin-off should not be taxable to you. The number of shares of Overhill Corporation common stock that you own will not change as a result of the spin-off. We expect the spin-off to occur on or about October __, 2001.

Questions and Answers About the Spin-off


What is the spin-off?..................  In the spin-off, Overhill Corporation will distribute to its stockholders all
                                         of its shares of Overhill Farms, Inc.
                                         For every two shares of Overhill
                                         Corporation common stock that you own
                                         of record on September 28, 2001, you
                                         will receive one share of our common
                                         stock. For example, if you own 100
                                         shares of Overhill Corporation common
                                         stock on September 28, 2001, you will
                                         receive 50 shares of our common stock
                                         in the spin-off.

                                         Following the spin-off, we will be a
                                         separate company from Overhill
                                         Corporation, no longer owned in any way
                                         by Overhill Corporation. However, the
                                         number of shares of Overhill
                                         Corporation common stock you own will
                                         not change as a result of the spin-off.

Why are we being spun-off by Overhill
Corporation?...........................  After a strategic review initiated in
                                         2001, Overhill Corporation concluded
                                         that its food group, comprised of our
                                         company, would be able to grow faster
                                         and more effectively as a separate
                                         company. As a separate company, we will
                                         be better able to focus on our own
                                         strategic priorities and have more
                                         efficient access to the financial
                                         markets than we could as part of
                                         Overhill Corporation.

                                         We believe the spin-off will enable our
                                         business to expand and grow more
                                         quickly and efficiently in the
                                         following ways:

                                         -Our business, involving the production
                                         of high quality entrees, plated meals,
                                         meal components, soups, sauces and
                                         poultry, meat and fish specialties, has
                                         different fundamentals, growth
                                         characteristics and strategic
                                         priorities than Overhill Corporation's
                                         forestry segment, which is a
                                         distributor of forestry and
                                         construction equipment and related
                                         activities. The separation of our food
                                         business from the forestry business
                                         will enable us to focus on our own
                                         strategic priorities, increase our
                                         ability to capitalize on growth
                                         opportunities for our businesses and
                                         enhance our ability to respond more
                                         quickly to changes in the competitive
                                         markets in which we operate.

                                         - The spin-off will enable us to have
                                         direct access to the financial markets,
                                         both debt and equity. We intend to
                                         raise our own equity capital that we
                                         will use to expand our businesses by
                                         accelerating new higher-margin product
                                         introductions through increased product
                                         development investment; to further
                                         develop our manufacturing capabilities;
                                         and to pursue selected acquisitions.

                                         - The spin-off will enable us to
                                         recruit, retain and motivate key
                                         employees by providing them with
                                         stock-based compensation incentives
                                         directly tied to the success of our
                                         businesses.

What will I receive in the spin-off?.........    For every two shares of
                                                 Overhill Corporation common
                                                 stock that you own of record on
                                                 September 28, 2001, you will
                                                 receive one share of our common
                                                 stock. For example, if you own
                                                 100 shares of Overhill
                                                 Corporation common stock on
                                                 September 28, 2001, you will
                                                 receive 50 shares of our common
                                                 stock in the spin-off. The
                                                 number of shares of Overhill
                                                 Corporation common stock that
                                                 you own will not change as a
                                                 result of the spin-off.

What do I have to do to participate in the
spin-off?....................................    Nothing. No stockholder vote
                                                 is required for the spin-off.
                                                 You do not need to mail in
                                                 Overhill Corporation stock
                                                 certificates to receive shares
                                                 of Overhill Farms, Inc. The
                                                 number of shares of Overhill
                                                 Corporation common stock you
                                                 own will not change as a result
                                                 of the spin-off.

How will Overhill Corporation distribute
Overhill Farms, Inc. common stock to
me?..........................................    Prior to the spin-off Overhill
                                                 Corporation will deliver all of
                                                 its shares of our common stock
                                                 to the distribution agent for
                                                 distribution. As promptly as
                                                 practicable after the spin-off,
                                                 the distribution agent will
                                                 mail certificates for whole
                                                 shares of our common stock to
                                                 Overhill Corporation
                                                 stockholders of record on
                                                 September 28, 2001.

What if I hold my shares of Overhill
Corporation through my stockbroker,
bank or other nominee?.......................    If you hold your Overhill
                                                 Corporation shares through your
                                                 stockbroker, bank or other
                                                 nominee, you are probably not a
                                                 stockholder of record. Your
                                                 receipt of shares of our common
                                                 stock depends on your
                                                 arrangements with the nominee
                                                 that holds your Overhill
                                                 Corporation shares for you. We
                                                 expect that stockbrokers, banks
                                                 and other nominees generally
                                                 will credit their customers'
                                                 accounts with our common stock
                                                 promptly after the effective
                                                 date of the spin-off, but you
                                                 should check with your
                                                 stockbroker, bank or other
                                                 nominee. We do not control, nor
                                                 are we affiliated with, the
                                                 stockbrokers, banks or other
                                                 nominees that may hold your
                                                 shares of Overhill Corporation
                                                 common stock for you. Following
                                                 the spin-off you may instruct
                                                 your stockbroker, bank or other
                                                 nominee to transfer your shares
                                                 of our common stock into your
                                                 own name.



How will you treat fractional shares?........    We will not issue fractional
                                                 shares as a result of the
                                                 spin-off. Instead of issuing
                                                 fractional shares, we will
                                                 round up each fractional share
                                                 to the next whole share.

What is Overhill Farms, Inc.'s dividend
policy?......................................    We currently anticipate that no
                                                 cash dividends will be paid on
                                                 our common stock in the
                                                 foreseeable future in order to
                                                 conserve cash for use in our
                                                 businesses, including possible
                                                 future acquisitions. Our board
                                                 of directors will periodically
                                                 re-evaluate this dividend
                                                 policy taking into account our
                                                 operating results, capital
                                                 needs, the terms of our credit
                                                 facilities and other factors.
                                                 Also, our current credit
                                                 facilities prohibit us from
                                                 paying dividends.

How does Overhill Farms, Inc. common stock
differ from Overhill Corporation common
stock?.......................................    Our common stock and Overhill
                                                 Corporation common stock will
                                                 be different securities and
                                                 will not trade together or be
                                                 valued alike. Our
                                                 company and Overhill
                                                 Corporation will be separate
                                                 companies with different
                                                 management, fundamentals,
                                                 growth characteristics and
                                                 strategic priorities. However,
                                                 as with Overhill Corporation
                                                 common stock, our common stock
                                                 will have the following
                                                 characteristics:

                                                 - be fully paid and
                                                 nonassessable;

                                                 - have one vote per share, with
                                                 no right to cumulate votes;

                                                 - carry no preemptive rights;
                                                 and

                                                 - be accompanied by preferred
                                                 share purchase rights.

How will Overhill Farms, Inc. common stock
trade?......................................     Currently, there is no public
                                                 trading market for the Overhill
                                                 Farms, Inc. common stock.
                                                 Overhill Farms, Inc. has
                                                 applied to list its common
                                                 stock on the American Stock
                                                 Exchange under the symbol
                                                 "[____]." We expect that
                                                 regular trading of our common
                                                 stock will begin on [______],
                                                 2001. A temporary form of
                                                 interim trading called
                                                 "when-issued trading" may occur
                                                 for our common stock on or
                                                 before [______], 2001 and
                                                 continue through [______],
                                                 2001. If when-issued trading
                                                 occurs, the listing for our
                                                 common stock will be
                                                 accompanied by the letters
                                                 "WI" on the American Stock
                                                 Exchange. If when-issued
                                                 trading develops, you will be
                                                 able to buy our common stock in
                                                 advance of the [______], 2001
                                                 spin-off and you may sell our
                                                 common stock in advance of that
                                                 date on a when-issued basis.

How will Overhill Corporation common stock
trade?.......................................    In connection with the
                                                 spin-off, Overhill Corporation
                                                 will change its name to
                                                 "TreeCon Resources, Inc." After
                                                 the spin-off, its common stock
                                                 will continue to be traded on
                                                 the American Stock Exchange
                                                 under its new symbol "LOG" and
                                                 may also trade on a when-issued
                                                 or ex-distribution basis
                                                 reflecting an assumed value for
                                                 Overhill Corporation common
                                                 stock after giving effect to
                                                 the spin-off. When-issued or
                                                 ex-distribution trading in
                                                 Overhill Corporation common
                                                 stock, if available, could last
                                                 from on or before [______],
                                                 2001 to [______], 2001.

Is the spin-off taxable for United States
federal income tax purposes?.................    We expect to receive an opinion
                                                 from Ernst & Young LLP to the
                                                 effect that the spin-off should
                                                 be tax-free to Overhill
                                                 Corporation stockholders and to
                                                 Overhill Corporation for
                                                 federal income tax purposes.

Will we be related to Overhill Corporation in
any way after the spin-off?..................    Overhill Corporation will not
                                                 own any of our common stock
                                                 after the spin-off. James
                                                 Rudis, our President, Chief
                                                 Executive Officer and Chairman
                                                 of the Board of Directors, will
                                                 remain as a director of
                                                 Overhill Corporation for a
                                                 period of no greater than one
                                                 year after the spin-off to
                                                 facilitate the transition of
                                                 Overhill Corporation and
                                                 Overhill Farms, Inc. into two
                                                 separate companies.

Are there any risks entailed in owning our
stock?.......................................    Yes. Stockholders should
                                                 consider carefully the matters
                                                 discussed in the section of
                                                 this information statement
                                                 called "Risk Factors."

What have we already done in preparation for the spin-off?

     Board Appointments                Our board of directors currently consists
                                       of James Rudis, Richard A. Horvath and
                                       William E. Shatley. We intend to appoint directors to the Audit Committee and the Compensation Committee as described under the section entitled "Management--Board of Directors and Committees." Additional directors may be elected or appointed following the effective date of the spin-off, and we intend to add additional outside directors to our board of directors.

     Stock Option Plan                 We expect to institute the 2001 Omnibus
                                       Stock and Incentive Plan of Overhill
                                       Farms, Inc., which will be effective upon the effective date of the spin-off. See
                                       "Management--2001 Omnibus Stock and
                                       Incentive Plan of Overhill Farms, Inc."

     Contracts/financing arrangements  Overhill Corporation intends to make a term note payable to us providing for
                                       payment of certain loans we previously
                                       made to Overhill Corporation in the
                                       context of our parent subsidiary
                                       relationship. Additionally, in connection with the spin-off, we have sought consents, waivers and amendments, as appropriate, relative to our financing arrangements with Union Bank of California, N.A. and Levine Leichtman Capital Partners II, L.P.

Who should I contact for information
regarding the spin-off:..............  Stockholders of Overhill Corporation with questions relating to the spin-off should contact:

                                           James Rudis
                                           President and Chief Executive Officer
                                           Overhill Corporation
                                           4800 Broadway, Suite A
                                           Addison, Texas 75001
                                           (972) 386-0101

                                       The distribution agent for our common
                                       stock in the spin-off and the transfer
                                       agent and registrar for our common stock after the spin-off is:

                                           American Stock Transfer and Trust
                                           Company
                                           59 Maiden Lane
                                           Plaza Level
                                           New York, New York 10038

Selected Financial Data

     The following table sets forth selected historical financial data of Overhill Farms, Inc. The unaudited selected financial data as of and for each of the last five fiscal years has been derived from the consolidated financial statements of Overhill Farms, Inc. which have been audited by Ernst & Young LLP, independent auditors. Selected financial data for the nine months ended July 1, 2001 and July 2, 2000 has been derived from the unaudited consolidated financial statements of Overhill Farms, Inc.

     The selected historical statement of income data set forth below may not reflect the many significant changes that will occur in the operations and capitalization of our company as a result of the spin-off. Before the spin-off, we operated as part of Overhill Corporation. Because the data reflect periods during which we did not operate as an independent public company, the data may not reflect the results of operations or the financial position that would have resulted if we had operated as a separate, independent public company during the periods shown. In addition, the data may not necessarily be indicative of our future results of operations or financial position. The historical data should be read in conjunction with sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the related notes included elsewhere in this information statement.

                               Nine Months Ended                               Fiscal Year Ended
                          --------------------------  ------------------------------------------------------------------------
                                                      October 1,  September 26,   September 27,   September 28,  September 29,
Income Statement Data:    July 1, 2001  July 2, 2000    2000           1999            1998           1997            1996
                          ------------  ------------  ----------  -------------   -------------   -------------  -------------
                                                    (Thousands of Dollars, except per share data)

Revenues                   $ 119,586     $ 103,946    $ 145,041     $112,496        $ 93,349        $ 96,177       $  98,771

Operating Income               7,339         8,204       10,813        7,384           4,977           4,953           6,260

Net Income (Loss) Before
   Extraordinary Items         1,645         2,471        3,331        1,002            (136)            675           1,642

Net Income (Loss)              1,645         1,633        2,492        1,002            (506)            675           1,642

Net Income (Loss) per
share                       1,713.28      1,701.04     2,596.28       987.37         (652.80)         675.00        1,642.00


                            As of Nine Months Ended                        As of Fiscal Year Ended
                          -------------------------- -------------------------------------------------------------------------
                                                      October 1,  September 26,   September 27,   September 28,  September 29,
Balance Sheet Data:       July 1, 2001  July 2, 2000    2000           1999            1998           1997            1996
                          ------------  ------------  ---------   -------------   -------------   -------------  -------------
                                                               (Thousands of Dollars)
Total Assets               $  55,296     $  48,089    $  57,946     $ 38,987        $ 34,108        $ 30,076       $  37,929

Long-Term Debt                35,003        36,249       40,860       32,355          22,308          14,982              --

Total Liabilities             53,024        49,542       58,864       42,747          38,871          28,033          31,840

Retained Earnings              6,215         3,711        4,570        2,078           1,076           1,582           1,717

Stockholders' Equity           2,272        (1,453)        (918)      (3,760)         (4,763)          2,043           6,089

                                  RISK FACTORS

     You should carefully consider all the information we have included in this information statement. In particular, you should carefully consider the risk factors described below. In addition, please read "Cautionary Statement as to Forward-Looking Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" where we describe additional uncertainties associated with our business and certain forward-looking statements included in this information statement.

                         Risks Relating to the Spin-off

The spin-off could result in significant tax liability.

     A significant tax liability could be incurred by Overhill Corporation and the Overhill Corporation stockholders if the spin-off does not qualify for tax-free treatment and we could be jointly and severally liable for, and could be required to indemnify and pay Overhill Corporation for, taxes and resulting liabilities imposed upon Overhill Corporation with respect to the spin-off.

     Overhill Corporation expects to receive an opinion from Ernst & Young LLP to the effect that, among other things, the spin-off qualifies as a tax-free spin-off to Overhill Corporation's stockholders and Overhill Corporation. See "The Spin-off--Material Federal Tax Consequences." The opinion will be based upon various factual representations and assumptions, as well as upon certain undertakings. We are not aware of any facts or circumstances that would cause the representations and assumptions to be untrue or incomplete in any material respect. If, however, any of those factual representations or assumptions were untrue or incomplete in a material respect, any undertaking was not complied with, or the facts upon which that opinion will be based were materially different from the facts at the time of the spin-off, the spin-off may not qualify for tax-free treatment.

     If the spin-off were not to qualify for tax-free treatment for United States federal income tax purposes then, in general, a very substantial tax would be payable by Overhill Corporation and Overhill Corporation stockholders. In general, Overhill Corporation would be subject to tax as if it had sold the common stock of our company in a taxable sale for its fair market value. The Overhill Corporation shareholders would be subject to tax as if they had received a taxable distribution equal to the fair market value of our common stock that was distributed to them. See "The Spin-off--Material Federal Tax Consequences." Although the taxes described above generally would be imposed on Overhill Corporation and its stockholders, we would in certain circumstances be liable for all or a portion of such taxes.

     Under United States federal income tax laws, Overhill Corporation and we would be jointly and severally liable for Overhill Corporation's federal income taxes resulting from the spin-off being taxable. This means that even if we do not have to indemnify Overhill Corporation for any liabilities and expenses if the spin-off fails to be tax-free, we may still be liable for any part of, including the whole amount of, these liabilities and expenses. In certain circumstances, however, Overhill Corporation may be required to indemnify us for such liabilities and expenses. See "The Spin-off--Material Federal Tax Consequences."

     In addition, under United States federal income tax laws, even if the spin-off qualifies for tax-free treatment, Overhill Corporation may, nevertheless, be subject to tax if acquisitions or issuances of either our common stock or Overhill Corporation stock following the spin-off cause the shareholders of Overhill Corporation (determined as of the effective time of the spin-off) to subsequently own less than a majority of outstanding shares of either Overhill Corporation or us. In particular, this tax will apply if such issuances or acquisitions occur as part of a plan or series of related transactions that include the spin-off. For this purpose, any acquisitions or issuance of Overhill Corporation stock or our stock within two years before or after the spin-off are presumed to be part of such a plan, although Overhill Corporation may rebut that presumption. If the subsequent acquisitions or issuance of either the stock of Overhill Corporation or our stock triggers this tax, Overhill Corporation will be subject to tax on the gain that would have resulted from a sale of our stock distributed in the spin-off.

Our historical financial information may not be representative of our results as a separate company.

     The historical financial information we have included in this information statement may not reflect what our results of operations, financial position and cash flows would have been had we been a separate, stand-alone entity during the periods presented or what our results of operations, financial position and cash flows will be in the future. This is because:

         . we have made adjustments and allocations, primarily with respect to corporate-level adjustments and administrative functions;

         . the information does not reflect changes that we expect to occur in the future as a result of our separation from Overhill Corporation, including tax, employee, transitional service matters and establishing new offices; and

         . as we transition into a stand-alone public company, we will incur new additional costs, such as transaction costs and ongoing costs related to being a public company.

     For additional information, see "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We will incur expenses in connection with our transition to a stand-alone public company.

     We have never operated as a stand-alone public company. We may lease and sub-lease certain office facilities from Overhill Corporation, but these arrangements may not be material. We cannot assure you that, after their expiration, we will be able to replace these arrangements in a timely manner or on terms and conditions, including cost, as favorable as those we receive from Overhill Corporation. These agreements were made in the context of a parent-subsidiary relationship and were negotiated in the overall context of our separation from Overhill Corporation. In addition, as we transition into a stand-alone public company, we will incur new additional costs, such as transaction costs and ongoing costs related to being a public company.

We will not be able to rely on Overhill Corporation to fund future capital requirements.

     In the past, some of our capital needs have been satisfied or guaranteed by Overhill Corporation. However, following the spin-off, Overhill Corporation will no longer provide funds to finance our working capital or other cash requirements. We cannot guarantee that financing, if needed, will be available on favorable terms if at all.

     We believe that our capital requirements will vary greatly from quarter to quarter, depending on, among other things, capital expenditures, fluctuations in our operating results and financing activities. We believe that our current cash and cash equivalents, the credit facilities with Union Bank of California, N.A. and Levine Leichtman Capital Partners II, L.P. described under "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," and cash flows from operations after the spin-off, will be sufficient to satisfy our cash requirements for the foreseeable future. Future equity financings could dilute the relative percentage ownership of the then existing holders of our common stock. Future debt financings could involve restrictive covenants that limit our ability to take certain actions. We may or may not be able to obtain financing with interest rates as favorable as those historically enjoyed by Overhill Corporation if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

If we are unable to obtain certain third-party consents to the spin-off, our ability to conduct our business as currently conducted could be materially adversely affected.

     The spin-off will require third-party consents. However, if we do not obtain these consents, the spin-off and related transactions would result in a violation of certain of Overhill Corporation's existing contractual arrangements. In a substantial number of situations, an amendment, consent or waiver from third parties (such as from clients or suppliers) will be required. Although we believe we will obtain each material amendment, consent or waiver prior to the effective time of the spin-off, the failure to receive a significant number of any additional amendments, waivers or consents with respect to contractual arrangements could have a material adverse effect on our ability to continue to conduct our business. See "The Spin-off--Questions and Answers About the Spin-off--What have we done in preparation for the spin-off?"

Creditors of Overhill Corporation at the time of the spin-off may attempt to challenge the spin-off as a fraudulent conveyance.

     If a court in a lawsuit by an unpaid creditor or representative of creditors of Overhill Corporation, such as a trustee in bankruptcy, were to find that, among other reasons, at the time of the spin-off, we or Overhill Corporation,

         .    were insolvent,

         .    were rendered insolvent by reason of the spin-off,

         .    had actual intent to hinder, delay or defraud any creditors;

         . were engaged in a business or transaction for which Overhill Corporation's or our remaining assets constituted unreasonably small capital, or

         . intended to incur, or believed it would incur, debts beyond its ability to pay such debts as they matured,

the court may be asked to void the spin-off (in whole or in part) as a fraudulent conveyance. The court could then require that the stockholders return some or all of the shares of our common stock, or require Overhill Corporation or us, as the case may be, to fund certain liabilities of the other company for the benefit of creditors. The measure of insolvency for purposes of the foregoing will vary depending upon the jurisdiction whose law is being applied. Generally, however, each of Overhill Corporation and us, as the case may be, would be considered insolvent if the fair value of its assets were less than the amount of its liabilities or if it incurred debt beyond its ability to repay such debt as it matures. Following discussions and arrangements with its creditors, Overhill Corporation believes, and we believe, that each company will be solvent after the spin-off. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

If the spin-off is not a legal dividend, it could be held invalid by a court.

     The dividend which effects the spin-off is subject to the Nevada corporate law. While we have reviewed Nevada law with counsel, we cannot assure you that a court will not later determine that the spin-off was invalid under Nevada law and reverse the spin-off. The resulting complications and cost could have a material adverse effect on our financial condition and results of operations.

The combined post-spin-off value of Overhill Corporation shares and our shares may not equal or exceed the pre-spin-off value of Overhill Corporation shares.

     After the spin-off, Overhill Corporation common stock will continue to be listed and traded on the American Stock Exchange. We have applied to list our common stock on the American Stock Exchange and, following the spin-off, we expect that our common stock will be listed and trade on the American Stock Exchange. We cannot assure you that after the distribution of one share of our common stock for every two shares of issued and outstanding Overhill Corporation common stock, the combined values of Overhill Corporation common stock and our common stock after the spin-off will be equal to or greater than the trading price of Overhill Corporation common stock prior to the spin-off. Until the market has fully evaluated the business of Overhill Corporation without our business, the price at which Overhill Corporation common stock trades may fluctuate significantly. Similarly, until the market has fully evaluated our business, the price at which our common stock trades may fluctuate significantly. See "--Risks Relating to the Ownership of Our Common Stock--We do not have an operating history as an independent public company" and "The Spin-off--Listing and Trading of Our Common Stock."

                   Risks Related to Our Business and Industry

Our ability to compete effectively in the highly competitive food industry may affect our operational performance and financial results.

     The food industry is highly competitive. We face competition in all of our markets from large, national companies and smaller, regional operators. Some of our competitors, including other diversified food companies, are larger and may have greater financial resources than we do. From time to time we experience price pressure in certain of our markets as a result of competitors' promotional pricing practices as well as market conditions generally. Competition is based on product quality, distribution effectiveness, brand loyalty, price, effective promotional activities and the ability to identify and satisfy emerging consumer preferences. We may not be able to effectively compete with these larger, more diversified companies. See "Business--Competition."

The loss or consolidation of any of our key customers could have a significant negative impact on our financial results.

     The largest purchasers of our products, King's Hawaiian, American Airlines, Jenny Craig, Panda Express and Delta Airlines, accounted for approximately 16%, 13%, 12%, 12% and 11%, respectively, of our sales during fiscal year 2000. We expect that our sales to these customers will continue to constitute a significant percentage of our revenues. The loss of any of these customers as an outlet for our products could significantly harm our competitive position and operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "Business--Sales and Marketing."

     In addition, the continued consolidation of food retailers and foodservice distributors has somewhat reduced the number of customers for our products. The additional consolidation of customers for our products could have a significant adverse impact on our financial results. The resulting companies may choose to terminate their relationship with us and purchase products from our competitors. See "Business--Competition." Additionally, if our customers consolidate and grow larger, our customers may demand lower pricing and more favorable terms. Further, these customers may reduce inventories and increase their use of other suppliers. If we fail to use our sales and marketing expertise, unique products and category leadership positions to respond to these trends, our volume growth could slow or we may need to lower our prices or increase promotional support of our products, any of which would adversely affect our profitability.

Decline in air travel may negatively impact our revenues and costs.

     A significant portion of our business is derived from the airline industry. For the nine months ended July 1, 2001, $40.8 million, or approximately 34% of our revenues, were derived from our airline customers. The terrorist attacks on the World Trade Center in New York and the Pentagon in Washington, D.C. using hijacked commercial aircraft have been highly publicized. The impacts that these events may have on the airline industry in general, and on our business in particular, are not known at this time. The effects of these tragic events could include, among other things, a decreased demand for air travel due to fears regarding additional acts of terrorism and increased costs and reduced operations, including meal service, by airlines due to new security directives adopted by the Federal Aviation Administration. In addition, airlines may reduce meal service as a cost saving measure in response to a decline in air travel. In fact, American Airlines, one of our largest airline customers, has already announced reduced meal service on certain domestic flights. A significant portion of our business focuses on the airline industry, and these effects, depending on their scope and duration, which we cannot predict at this time, could negatively impact our financial position, results of operations or cash flows. See "Business--Sales and Marketing."

If we are not an efficient producer, our profitability will suffer as a result of the highly competitive environment in which we operate.

     Our success depends in part on our ability to be an efficient producer in a highly competitive industry. Our ability to reduce costs further is limited to the extent efficiencies have already been achieved. Our failure to reduce costs through productivity gains or by eliminating redundant costs resulting from acquisitions would weaken our competitive position.

We may be unable to anticipate changes in consumer preferences, which may result in decreased demand for our products.

     Our success depends in part on our ability to anticipate the tastes and requirements of our customers and to offer products that appeal to their preferences. Customer preferences and requirements change and our failure to anticipate, identify or react to these changes could result in reduced demand for our products, which would in turn cause our volume, revenue and income to suffer. See "Business--Research and Development."

We are subject to cost fluctuations in our operations that may adversely affect our profitability.

     Our business operations may experience operating cost volatility caused by external conditions, market fluctuations and changes in governmental policies. For example, increases in our operating expenses and a decrease in our operating income in 2001 compared to 2000 were attributable, in part to expenses related to increased energy costs in our California-based facilities. In addition, we use refrigerants in our business extensively, and the cost of refrigerants has increased substantially over the past fiscal year. Any substantial fluctuation in our operating costs, if not offset by product price increases, hedging activities or improved efficiencies, may have an adverse impact on our operating performance, business and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Manufacturing and Sourcing."

We are major purchasers of many commodities that we use for raw materials and packaging, and price changes for the commodities we depend on may adversely affect our profitability.

     The raw materials used in our business are largely commodities that experience price volatility caused by external conditions, commodity market fluctuations, currency fluctuations and changes in governmental agricultural programs. Commodity price changes may result in unexpected increases in raw material and packaging costs, and we may be unable to increase our prices to offset these increased costs without suffering reduced volume, revenue and income. Any substantial fluctuation in the prices of raw materials would, if not offset by increases in our sales prices, have an adverse impact on our profitability.

     We attempt to recover our commodity cost increases by increasing prices, promoting a higher-margin product mix and obtaining additional operating efficiencies. We may not be able to continue to offset raw material price increases to the same extent in the future. We enter into contracts for the purchase of raw materials at fixed prices, which are designed to protect us against raw material price increases during their term. These contracts could cause us to pay higher prices for our raw materials than would otherwise be available at the time we utilize the raw materials. We also use paper products, such as corrugated cardboard, aluminum products, and films and plastics to package our products. Substantial fluctuations in prices of packaging materials or continued higher prices of our raw materials could adversely affect our operating performance and financial results. See "Business--Manufacturing and Sourcing."

Concerns with the safety and quality of food products could cause customers to avoid our products.

     We could be adversely affected if our customers and our customer's customers lose confidence in the safety and quality of certain food products. Adverse publicity about these types of concerns, like the recent publicity about genetically modified organisms and "mad cow disease" and foot and mouth disease in Europe, whether or not valid, may discourage our customers from buying our products or cause production and delivery disruptions. Any negative change in customer perceptions about the safety and quality of our products could cause a material adverse effect on our business and financial condition.

If our food products become adulterated or misbranded, we would need to recall those items and may experience product liability claims if consumers are injured as a result.

     Food products occasionally contain contaminants due to inherent defects in those products or improper storage or handling. Under certain circumstances, we may need to recall some of our products if they become adulterated or misbranded. We may also be liable if the consumption of any of our products causes injury. A widespread product recall or a significant product liability judgment against us could cause products to be unavailable for a period of time and a loss of customer confidence in our food products and could have a material adverse effect on our business. If we are required to defend against a product liability claim, whether or not we are found liable under such a claim, we could incur substantial costs, our reputation could suffer and our customers might substantially reduce their orders or ordering from us. While we do maintain insurance that we believe is adequate to cover this type of loss, liability of this sort could require us to implement measures to reduce our exposure to this liability, which may require us, among other things, to expend substantial resources or to modify our product offerings or to make changes to one or more of our business processes.

Any acquisitions that we undertake could be difficult to integrate, disrupt our business, dilute our stockholder value and adversely affect our operating results.

     Although we have no currently identified acquisition plans, we intend to acquire or make investments in complementary businesses, technologies, services or products from time to time as part of our long term strategic plan. Expansion of our operations in this manner would require significant additional expenses and resources. Expansion also could strain our management, financial and operational resources. If we acquire a company, we could have difficulty in assimilating that company's personnel, operations, technology and software. In addition, the key personnel of the acquired company may decide not to work for us. We could also have to incur indebtedness to pay for any future acquisitions. We also may issue equity securities to pay for any future acquisitions, which could be dilutive to our existing stockholders.

The presence of potential competitors for acquisition opportunities may affect our strategy of growth by acquisition of additional food businesses.

     Our growth may depend, in significant part, on our ability to acquire and, thereafter, integrate and operate additional food businesses. Our strategy includes pursuing acquisition candidates that complement our existing product lines, geographic presence, or both, and leverage our production capacity, distribution network, purchasing power, brand management capabilities and operating efficiencies. Presently, we have no material acquisition candidates under active consideration. Potential competitors for acquisition opportunities include larger companies that may have greater financial resources than we do. Competition for acquiring food businesses may result in acquisitions on terms that prove to be less advantageous to us than have been attainable in the past or may increase acquisition prices to levels unacceptable to us. As a result, we may not be able to find attractive acquisition candidates in the future. In addition, we may not be successful in integrating future acquisitions into our existing operations or succeed in reducing the costs and increasing the profitability of any businesses we acquire in the future.

Our business is subject to federal, state and local government regulations, the impact of which could have a negative impact on our business and financial position.

     Our operations are subject to regulation by various federal, state and local government entities and agencies. See "Business--Regulation." As a producer of food products for human consumption, our operations are subject to stringent production, packaging, quality, labeling and distribution standards, including regulations mandated by the Federal Food and Drug Act. We cannot predict whether future regulation by various federal, state and local governmental entities and agencies would harm our business and financial results.

     In addition, our business operations and the past and present ownership and operation of our properties are subject to extensive and changing federal, state and local environmental laws and regulations pertaining to the discharge of materials into the environment, the handling and disposition of wastes (including solid and hazardous wastes) or otherwise relating to protection of the environment. We cannot assure you that additional environmental issues relating to presently known matters or identified sites or to other matters or sites will not require additional, currently unanticipated investigation, assessment or expenditures.

We may not be able to protect our intellectual property and proprietary rights, which could harm our competitive position, resulting in decreased revenue.

     We believe that our trademarks and other proprietary rights are important to our success and competitive position. See "Business--Intellectual Property." Accordingly, we devote what we believe are adequate resources to the establishment and protection of our trademarks and proprietary rights. We have taken actions to establish and protect our trademarks and other proprietary rights. However, these actions may be inadequate to prevent imitation of our products by others or to prevent others from claiming violations of their trademarks and proprietary rights by us.

     We may also license content from third parties in the future and it is possible that we could face infringement actions based upon the content licensed from these third parties. Further, if any of these claims are proved valid, through litigation or otherwise, we may be required to do any of the following, which could adversely affect our business:

       .    cease using our trademarks;

       .    acquire other licenses;

       .    develop our own proprietary marks; or

       .    pay financial damages.

Some of our significant customer and supplier contracts are short-term.

     Some of our customers and suppliers operate through purchase orders or short-term contracts. Though we have long-term business relationships with many of our customers and suppliers, we cannot assure you that any of these customers or suppliers will continue to do business with us on the same basis. Additionally, though we try to renew these contracts as they come due, there can be no assurance that the customers or suppliers will renew the contracts on terms that are favorable to us, if at all. The termination of any number of these contracts may have a material adverse effect on our business and prospects, including our financial performance and results of operations.

               Risks Relating to the Ownership of Our Common Stock

We do not have an operating history as an independent public company.

     After completion of the spin-off, we will be an independent public company. Although we will be operated by members of senior management who operated Overhill Corporation's business prior to the spin-off, we do not have an operating history as an independent public company. The financial information included in this information statement may not necessarily reflect the results of operations and financial position that would have been achieved had we operated as an independent public company during the periods presented, nor is it necessarily indicative of what our future results of operations will be. After the spin-off, we will be responsible for obtaining our own financing and corporate administrative services, including legal, human resources, information and technology systems and tax and accounting services. We may have difficulty obtaining financing or services on terms that are acceptable to us, if at all.

Because there has been no prior trading market for our common stock, our stock price may be volatile.

     There is no current trading market for our common stock. We have applied to list our common stock on the American Stock Exchange and, following the spin-off, we expect that our common stock will trade on the American Stock Exchange under the symbol "[______]."

     Our shares may not be actively traded, and the prices at which our shares trade could be volatile. Some Overhill Corporation shareholders who receive our common stock may decide that they do not want to remain invested in us and may sell their shares following the spin-off. This may delay the development of orderly trading market for our common stock for a period of time following the spin-off. Prices for our shares will be determined in the marketplace and may be influenced by many factors, including, but not limited to:

       .    the depth and liquidity of the market for the shares;

       .    quarter-to-quarter variations in our operating results;

       . announcements about our performance as well as the announcements of our competitors about the performance of their business;

       . investors' evaluations of our future prospects and the food industry generally;

       . changes in earnings estimates by, or failure to meet the expectations of, securities analysts;

       .    our dividend policy; and

       .    general economic and market conditions.

     In addition, the stock market often experiences significant price fluctuations that are unrelated to the operating performance of the specific companies whose stock is traded. These market fluctuations could have a material adverse effect on the trading price of our shares.

The loss of any executive officers or key personnel would likely have an adverse effect on the our business.

     Our future success depends to a significant extent on the continued services of our senior management and other key personnel, particularly James Rudis, our President and Chief Executive Officer, Richard A. Horvath, our Senior Vice President and Secretary and William E. Shatley, our Senior Vice President and Treasurer.

     The loss of the services of Mr. Rudis, Mr. Horvath, Mr. Shatley, or other key employees, would also likely have an adverse effect on our business, results of operations and financial condition. In addition, under our loan agreement with Levine Leichtman Capital Partners II, L.P., if either Mr. Rudis, Mr. Horvath or Mr. Shatley cease to have certain management responsibilities in our business, it will be deemed a change in control of the Company. This change in control is an event of default under the loan agreement which, if it occurs, would allow Levine Leichtman Capital Partners II, L.P. to declare all outstanding amounts owed to it by us due and payable, which could have material adverse effect on our financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

Our failure to attract and retain key management personnel could harm our business.

     Our business requires managerial, financial and operational expertise and our future success depends upon the continued service of key personnel. Though we have employment agreements with Mr. Rudis, Mr. Horvath and Mr. Shatley, each of these agreements provides for voluntarily resignation on the part of the executive prior to the end of the term of the agreement. If we lose any of our key personnel, our business operations could suffer. See "Management--Employment Agreements."

A small group of shareholders controls a significant amount of our common stock.

     Our executive officers and directors and shareholders who own greater than 5% of our common stock, in the aggregate, currently own approximately [___]% of the outstanding common stock. These stockholders, if acting together, could be able to significantly influence matters requiring approval by the stockholders, including the election of directors and the approval of mergers or other business combination transactions. In addition, in connection with a term loan agreement, we granted stock warrants to Levine Leichtman Capital Partners II, L.P. to purchase 17.5% of our common stock exercisable immediately at a nominal exercise price and the right to designate a member of our board of directors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." In addition to having the right to nominate a designee to our board of directors, if Levine Leichtman Capital Partners II, L.P. exercises the warrants, they will control a significant amount of our outstanding common stock and may have the ability to influence matters requiring approval by the stockholders. See "Principal Stockholders. "

Our articles of incorporation and bylaws, our shareholder rights plan and provisions of Nevada law could make it more difficult for a third party to acquire us, even if doing so could be in your interest.


     Provisions of our articles of incorporation and bylaws could make it more difficult for a third party to acquire us, even if doing so might be in the best interest of our shareholders. It could be difficult for a potential bidder to acquire us because our articles of incorporation and bylaws contain provisions which may discourage takeover attempts.

These provisions may limit shareholders' ability to approve a transaction that shareholders may think is in their best interests. These provisions include a requirement that certain procedures must be followed before matters can be proposed for consideration at meetings of our shareholders and the ability of our board of directors to fix the rights and preferences of an issue of shares of preferred stock without shareholder action.

     In addition, prior to the spin-off, we intend to adopt a shareholder rights plan that enables our shareholders (other than a hostile acquiror) to buy our shares at a substantially discounted price if any third party were to acquire more than [__]% of our common stock unless our board of directors redeems those rights. Provisions of Nevada's business combinations statute also restrict certain business combinations with interested shareholders. The provisions of our articles of incorporation, bylaws and our expected shareholder rights plan and Nevada law are intended to encourage potential acquirors to negotiate with us and allow the board of directors the opportunity to consider alternative proposals in the interest of maximizing shareholder value. However, such provisions may also discourage acquisition proposals or delay or prevent a change in control. See "Description of Capital Stock--Business Combinations."

We may not pay dividends on our common stock.

     The payment of dividends on our common stock is subject to the discretion of our board of directors. We currently anticipate that no cash dividends will be paid on our common stock in the foreseeable future in order to conserve cash for use in our businesses, including possible future acquisitions. Our board of directors will periodically re-evaluate this dividend policy taking into account our operating results, capital needs, the terms of our credit facilities and other factors. Also, our current credit facilities prohibit us from paying dividends.
                                       15

              CAUTIONARY STATEMENT AS TO FORWARD-LOOKING STATEMENTS

     We caution you that this document contains disclosures which are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements regarding Overhill Corporation's or our expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, projected costs or cost savings, capital expenditures, competitive positions, continuation or expansion of government programs, growth opportunities for existing products or products under development, benefits from new technology, plans and objectives of management for future operations and markets for stock are forward-looking statements. In addition, forward-looking statements include statements in which we use words such as "expect," "believe," "anticipate," "intend," "strategy," "plan," "will," "estimate," "project," "goal," "target" or similar expressions. Although we believe the expectations reflected in such forward-looking statements are based on reasonable assumptions, we cannot assure you that these expectations will prove to have been correct, and actual results may differ materially from those reflected in the forward-looking statements. Factors that could cause our actual results to differ from the expectations reflected in the forward-looking statements in this document include those set forth in "Risk Factors."

     Neither Overhill Corporation nor Overhill Farms, Inc. has any intention or obligation to update the forward-looking statements, even if new information, future events or other circumstances make them incorrect or misleading.

                                  THE SPIN-OFF

Reasons for the spin-off

     After a strategic review initiated in 2001, Overhill Corporation concluded that its food group, comprised of our company, would be able to grow faster and more effectively as a separate company. As a separate company, we will be better able to focus on our own strategic priorities and have more efficient access to the financial markets than we could as part of Overhill Corporation.

     We believe the spin-off will enable our business to expand and grow more quickly and efficiently in the following ways:

     . Our business, involving the production of high quality entrees, plated meals, meal components, soups, sauces and poultry, meat and fish specialties, has different fundamentals, growth characteristics and strategic priorities than Overhill Corporation's forestry segment, which distributes, leases and provides financing for forestry and construction equipment and related activities.

          The separation of our food business from the forestry business will enable us to focus on our own strategic priorities, increase our ability to capitalize on growth opportunities for our businesses and enhance our ability to respond more quickly to changes in the competitive markets in which we operate. As an independent public company, our management should be better able to organize our company in a manner more appropriate to the markets in which it competes. As a result the spin-off should enhance our position as an effective competitor, and we should be better able to capitalize quickly on changes in the rapidly changing food industries.

     . The spin-off will enable us to have direct access to financial markets. We may raise our own equity capital that we will use to expand our businesses by accelerating new higher-margin product introductions through increased product development investment; to further develop our manufacturing capabilities; and to use our own capital stock to pursue selected acquisitions.

          The separation of Overhill Corporation's food and forestry businesses will cause the two entities to be recognized by the financial community as distinct businesses. As a result, we should develop our following in the financial community primarily as a value-added manufacturer of quality frozen food products including entrees, plated meals, meal components, soups, sauces, poultry, meat and fish specialties. In addition, current stockholders and potential investors will be able to direct their investments to their specific areas of interest.

     . The spin-off will enable us to recruit, retain and motivate key employees by providing them with stock-based compensation incentives directly tied to the success of our businesses.

Manner of Effecting the Spin-off

     Overhill Corporation will effect the spin-off by distributing all of its shares of our common stock to holders of record of Overhill Corporation common stock as of the close of business on September 28, 2001, the record date. Overhill Corporation currently owns 99% of the outstanding shares of our common stock. The spin-off will be made on the basis of one share of our common stock for every two shares of Overhill Corporation common stock held by Overhill Corporation stockholders as of the record date. The actual number of shares of our common stock to be distributed will depend on the number of shares of Overhill Corporation common stock outstanding as of the record date.

     Prior to the spin-off, Overhill Corporation will deliver all of its shares of our common stock to the distribution agent for distribution. As promptly as practicable after the spin-off, the distribution agent will mail certificates for whole shares of our common stock to Overhill Corporation stockholders of record on September 28, 2001.

     We will not issue fractional shares as a result of the spin-off. Instead of issuing fractional shares, we will round up each fractional share to the next whole share.

     No owner of Overhill Corporation common stock will be required to pay any cash or other consideration for shares of our common stock received in the spin-off. Additionally, no owner of Overhill Corporation common stock will be required to surrender or exchange any shares of Overhill Corporation common stock to receive shares of our common stock. The number of shares of Overhill Corporation common stock that you own will not change as a result of the spin-off.

Results of the Spin-off

     After the spin-off, we will be a separate public company, independent from Overhill Corporation. Our management, fundamentals, growth characteristics and strategic priorities will be different from those of Overhill Corporation. Overhill Corporation will have no interest in us after the spin-off. Our common stock and Overhill Corporation common stock will be different securities and will not trade together or be valued alike.

     However, as with Overhill Corporation common stock, our common stock will have the following characteristics:

        .  be fully paid and nonassessable;

        .  have one vote per share, with no right to cumulate votes;

        .  carry no preemptive rights; and

        .  be accompanied by preferred share purchase rights.

     Following the spin-off, James Rudis, our President, Chief Executive Officer and Chairman of the Board of Directors, will remain as a director of Overhill Corporation for a period of no greater than one year after the spin-off to facilitate the transition of Overhill Corporation and Overhill Farms, Inc. into two separate companies.

     Our common stock and Overhill Corporation common stock, however, will be different securities and will not trade together or be valued alike. There is no current public trading market for our common stock.

     We have applied to list our common stock on the American Stock Exchange under the symbol "[____]." Prior to the spin-off, Overhill Corporation will change its name to "TreeCon Resources, Inc." After the spin-off, its common stock will continue to be traded on the American Stock Exchange under its new symbol "LOG."

     The spin-off will not, in and of itself, affect the number of outstanding shares of Overhill Corporation common stock or the rights associated with those shares. The number of shares of Overhill Corporation common stock that you own will not change as a result of the spin-off. Following the spin-off, Overhill Corporation will continue to own and operate its other businesses.

Material Federal Income Tax Consequences

     The following is a summary of the material United States federal income tax consequences to you on the receipt of the shares of our common stock pursuant to the spin-off. The following discussion is based upon information provided by us, the Internal Revenue Code, existing and proposed regulations thereunder, reports of congressional committees, judicial decisions and current administrative rulings and practices. Any of these authorities could be repealed, overruled or modified at any time after the date hereof. Any such change could be retroactive and, accordingly, could modify the tax consequences discussed herein. This summary deals only with shareholders who are citizens or residents of the United States.

     The spin-off is conditioned upon receipt by Overhill Corporation of an opinion from Ernst & Young LLP to the effect that, among other things, the spin-off should qualify as a tax-free spin-off to Overhill Corporation's stockholders and Overhill Corporation.

     The opinion of Ernst & Young LLP will rely on customary representations made by Overhill Corporation and us and applicable factual assumptions. If any of the factual assumptions or representations relied upon in the opinion of Ernst & Young LLP are inaccurate, the opinion may not accurately describe the tax treatment to you as a result of the receipt of our common stock pursuant to the spin-off. In addition, a tax opinion is not binding on the Internal Revenue Service and we do not intend to request a ruling from the Internal Revenue Service with respect to these matters. Furthermore, there is no assurance that the Internal Revenue Service would agree with the conclusions set forth in this discussion.

     The following discussion is for general information only and may not apply to particular categories of holders subject to special tax treatment under the federal income tax laws, such as insurance companies, financial institutions, broker-dealers, estates, trusts, tax-exempt organizations, real estate investment trusts, regulated investment companies, non-United States holders, or persons that will hold their shares of Overhill Corporation common stock as a position in a straddle, as part of a synthetic security or hedge, or as part of a conversion transaction or other integrated investment, or as other than a capital asset. This summary also does not address the tax consequences to shareholders, partners or beneficiaries of a holder of shares of Overhill Corporation common stock. Further, it does not include any description of any alternative minimum tax consequences or the tax laws of any state or local government or of any foreign government that may be applicable to the receipt of our shares pursuant to the spin-off. This summary assumes that you hold your shares of Overhill Corporation common stock as a capital asset within the meaning of section 1221 of the Internal Revenue Code.

     Accordingly, to the extent not addressed in this summary, you should consult your own tax advisors in analyzing the federal, state, local and foreign tax consequences of the receipt of our shares of common stock pursuant to the spin-off, with regard to the personal tax consequences specific to you, which may vary for shareholders in different tax situations.

     Assuming, consistent with the opinion we expect to receive from Ernst & Young LLP, the spin-off qualifies as a tax-free spin-off, the following will be the tax consequences generally applicable to you as Overhill Corporation stockholders as a result of the spin-off:

        . No gain or loss will be recognized by Overhill Corporation upon the distribution of our common stock to Overhill Corporation stockholders.

        . You should not recognize any income, gain or loss upon the receipt of our common stock in the spin-off.

        . Your tax basis in your Overhill Corporation common stock on which our common stock is distributed will be apportioned among the Overhill Corporation common stock and our common stock you receive in the spin-off on the basis of the relative fair market values of Overhill Corporation common stock and our common stock on the date of the spin-off.

        . Your holding period for our common stock you receive in the spin-off will include the period during which you held the Overhill Corporation common stock on which our common stock is distributed, provided that you held the Overhill Corporation common stock as a capital asset on the date of the spin-off.

     If the spin-off were not to qualify as a tax-free distribution within the meaning of Section 355 of the Internal Revenue Code of 1986, Overhill Corporation would recognize taxable gain generally equal to the amount by which the fair market value of our common stock distributed to Overhill Corporation's stockholders exceeds the tax basis in our assets. In addition, each Overhill Corporation stockholder who receives our common stock in the spin-off would generally be treated as having received a taxable distribution in an amount equal to the fair market value of our common stock.

     In addition, under United States federal income tax laws, even if the spin-off qualifies for tax-free treatment, Overhill Corporation may, nevertheless, be subject to tax if acquisitions or issuances of either our common stock or Overhill Corporation stock following the spin-off cause the shareholders of Overhill Corporation (determined as of the effective time of the spin-off) to subsequently own less than a majority of outstanding shares of either Overhill Corporation or us. In particular, this tax will apply if such issuances or acquisitions occur as part of a plan or series of related transactions that include the spin-off. For this purpose, any acquisitions or issuance of Overhill Corporation stock or our stock within two years before or after the spin-off are presumed to be part of such a plan, although Overhill Corporation may rebut that presumption. If the subsequent acquisitions or issuance of either the stock of Overhill Corporation or our stock triggers this tax, Overhill Corporation will be subject to tax on the gain that would have resulted from a sale of our stock distributed in the spin-off. However, the spin-off would generally continue to be tax-free to each Overhill Corporation stockholder as described in the preceding paragraph. See "Risk Factors--Risks Relating to the Spin-off--The spin-off could result in significant tax liability."

     The summary of federal income tax consequences set forth above is for general reference only and does not purport to cover all federal income tax consequences that may apply to you. You should consult your own tax advisors regarding the particular federal, foreign, state and local tax consequences of the spin-off to you.

Listing and Trading of Our Common Stock

     Prior to the spin-off, Overhill Corporation will change its name to "TreeCon Resources, Inc." After the spin-off, its common stock will continue to be traded on the American Stock Exchange under its new symbol "LOG."

     Currently, there is no public market for our common stock. We have applied to list our common stock on the American Stock Exchange under the trading symbol "[___]."

     A temporary form of interim trading called "when-issued trading" may occur for our common stock on or before [______], 2001 and continue through [______], 2001. If when-issued trading occurs, the listing for our common stock will be accompanied by the letters "WI" on the American Stock Exchange. If when-issued trading develops, you will be able to buy our common stock in advance of the spin-off and you may sell our common stock in advance of such date on a when-issued basis.

     Overhill Corporation common stock will continue to trade on a "regular way" basis and may also trade on a when-issued or ex-distribution basis, reflecting an assumed value for Overhill Corporation common stock after giving effect to the spin-off. When-issued or ex-distribution trading in Overhill Corporation common stock, if available, could last from on or before [______], 2001 through [______], 2001.

     Beginning on the first American Stock Exchange trading day after the date of the spin-off, we expect that our common stock will trade "regular way" only, entitling the buyer to receive only our common stock.

     Until our common stock is fully distributed and an orderly market develops, the prices at which trading in our common stock occurs may fluctuate significantly and may be lower or higher than the price that would be expected for a fully distributed issue. The prices at which our common stock will trade following the spin-off will be determined by the marketplace and may be influenced by many factors, including:

        . the depth and liquidity of the market for our common stock;

        . investor perceptions of us, our businesses and the industries in which we operate;

        . our dividend policy;

        . our financial results; and

        . general economic and market conditions.

     The holding period for our common stock you receive in the spin-off should include the period during which you held the Overhill Corporation common stock on which our common stock is distributed, provided that you held the Overhill Corporation common stock as a capital asset on the date of the spin-off.

     Substantially all of the shares of our common stock that are distributed in the spin-off will be eligible for immediate resale. In transactions similar to the spin-off, it is not unusual for a significant redistribution of shares to occur during the first few weeks or even months following completion of the transaction because of the differing objectives and strategies of investors who acquire shares of our common stock in the transaction. We are not able to predict whether substantial amounts of our common stock will be sold in the open market following the spin-off or what effect these sales may have on prices at which our common stock may trade. Sales of substantial amounts of our common stock in the public market during this period, the perception that any redistribution has not been completed or the prospect of our having to undertake a public offering of our common stock following the spin-off could materially adversely affect the market price of our common stock.

     Generally, the shares of our common stock that are distributed in the spin-off will be freely transferable, except for securities received by persons deemed to be our "affiliates" under the Securities Act of 1933, as amended. Persons who may be deemed to be our affiliates after the spin-off generally include individuals or entities that control, are controlled by, or are in common control with us, including our directors. Persons who are our affiliates will be permitted to sell shares of our common stock they receive in the spin-off only pursuant to an effective registration statement under the Securities Act of 1933 or an exemption from the registration requirements of the Securities Act of 1933, such as in accordance with the requirements of Rule 144 under the Securities Act of 1933. Under Rule 144, an affiliate is entitled to sell a number of shares within any three-month period that does not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly trading volume of the common stock on the American Stock Exchange during the four calendar weeks preceding the sale. The holder may only sell such shares through unsolicited brokers' transactions. Sales under Rule 144 are also subject to certain requirements pertaining to the manner of such sales, notices of such sales and the availability of current public information about us.

                                 CAPITALIZATION

     The following table sets forth the capitalization of Overhill Farms, Inc. as of July 1, 2001 and as of July 1, 2001 after giving pro forma effect to the spin-off. You should read this table in conjunction with the information under the headings "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Index to Consolidated Financial Statements" included elsewhere in this information statement.

                                                   July 1, 2001   July 1, 2001
                                                 -------------------------------
                                                      Actual       Pro-Forma
                                                 -------------------------------

Long-term debt (including current portion)         $37,772,496    $37,772,496
Income taxes payable to Overhill Corporation           366,995              -
Shareholder's Equity
      Common stock                                           8              8
      Additional paid-in capital                     3,824,614      3,824,614
      Receivable from Overhill Corporation         (10,137,187)             -
      Warrants to purchase common stock              2,370,000      2,370,000
      Retained earnings (accumulated deficit)        6,214,981     (3,555,211)
                                                 -------------------------------
           Total Shareholder's Equity                2,272,416      2,639,411
                                                 -------------------------------

Total Capitalization                               $40,411,907    $40,411,907
                                                 ===============================

                             SELECTED FINANCIAL DATA

     The following table sets forth selected historical financial data of Overhill Farms, Inc. The unaudited selected financial data as of and for each of the last five fiscal years has been derived from the consolidated financial statements of Overhill Farms, Inc. which have been audited by Ernst & Young LLP, independent auditors. Selected financial data for the nine months ended July 1, 2001 and July 2, 2000 has been derived from the unaudited consolidated financial statements of Overhill Farms, Inc.

     The selected historical statement of income data set forth below may not reflect the many significant changes that will occur in the operations and capitalization of our company as a result of the spin-off. Before the spin-off, we operated as part of Overhill Corporation. Because the data reflect periods during which we did not operate as an independent public company, the data may not reflect the results of operations or the financial position that would have resulted if we had operated as a separate, independent public company during the periods shown. In addition, the data may not necessarily be indicative of our future results of operations or financial position. The historical data should be read in conjunction with sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the related notes included elsewhere in this information statement.

                               Nine Months Ended                                Fiscal Year Ended
                         ---------------------------- ---------------------------------------------------------------------------

                                                       October 1,    September 26,   September 27,   September 28,  September 29,
Income Statement Data:   July 1, 2001   July 2, 2000      2000           1999            1998            1997           1996
                         ------------- -------------- ------------   ------------    -------------   -------------  -------------
                                                      (Thousands of Dollars, except per share data)
Revenues                   $ 119,586     $ 103,946     $  145,041      $112,496        $ 93,349       $ 96,177        $  98,771

Operating Income               7,339         8,204         10,813         7,384           4,977          4,953            6,260

Net Income (Loss) Before
   Extraordinary Items         1,645         2,471          3,331         1,002            (136)           675            1,642

Net Income (Loss)              1,645         1,633          2,492         1,002            (506)           675            1,642

Net Income (Loss) per
share                       1,713.28      1,701.04       2,596.28        987.37         (652.80)        675.00         1,642.00

                            As of Nine Months Ended                         As of Fiscal Year Ended
                         ---------------------------- ---------------------------------------------------------------------------

                                                       October 1,    September 26,   September 27,   September 28,  September 29,
Balance Sheet Data:      July 1, 2001   July 2, 2000      2000           1999            1998            1997           1996
                         ------------- -------------- ------------   ------------    -------------   -------------  -------------
                                                                (Thousands of Dollars)
Total Assets               $  55,296     $  48,089     $   57,946      $ 38,987        $ 34,108       $ 30,076        $  37,929

Long-Term Debt                35,003        36,249         40,860        32,355          22,308         14,982               --

Total Liabilities             53,024        49,542         58,864        42,747          38,871         28,033           31,840

Retained Earnings              6,215         3,711          4,570         2,078           1,076          1,582            1,717

Stockholders' Equity           2,272        (1,453)          (918)       (3,760)         (4,763)         2,043            6,089

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

     We are a value-added manufacturer of quality frozen food products including entrees, plated meals, meal components, soups, sauces, poultry, meat and fish specialties. We provide custom prepared foods to a number of prominent customers such as Albertson's, Jenny Craig, Carl's Jr., Jack in the Box, Panda Express, Specialty Brands and King's Hawaiian as well as most domestic airlines, including American Airlines, United Airlines and Delta Airlines. We manufacture products in the retail and foodservice areas with branded and private label entrees and components. Historically, we have served four industries: airlines, health care, foodservice and retail.

     In May 1995, we acquired all the operating assets of IBM Foods, Inc. for $31.3 million plus the assumption of certain liabilities of the acquired business. Our headquarters are located in Culver City, California, and we have operations throughout Southern California. During August 2000, we purchased the operating assets and trademarks of the Chicago Brothers food operations from a subsidiary of Schwan's Sales Enterprises, Inc. for $4.2 million, consisting of cash of $3.3 million and a note payable to the seller for $900,000.

     After a strategic review initiated in fiscal year 2001, Overhill Corporation concluded that its food group, comprised of our company, would be able to grow faster and be a stronger competitor as a separate company. We believe the spin-off will enable our business to expand and grow more quickly and efficiently in the following ways:

        . Our business, involving the production of high quality entrees, plated meals, meal components, soups, sauces and poultry, meat and fish specialties, has different fundamentals, growth characteristics and strategic priorities than Overhill Corporation's forestry segment, which is a distributor of forestry and construction equipment and related activities. The separation of our food business from the forestry business will enable us to focus on our own strategic priorities, increase our ability to capitalize on growth opportunities for our businesses and enhance our ability to respond more quickly to changes in the competitive markets in which we operate.

        . The spin-off will enable us to have direct access to the financial markets, both debt and equity. We intend to raise our own equity capital that we will use to expand our businesses by accelerating new higher-margin product introductions through increased product development investment; to further develop our manufacturing capabilities; and to pursue selected acquisitions.

        . The spin-off will enable us to recruit, retain and motivate key employees by providing them with stock-based compensation incentives directly tied to the success of our businesses.

     Our strategy is to be the leading developer and manufacturer of value-added food products and provider of custom prepared foods. We intend to create superior value for our stockholders by continuing to execute our growth and operating strategies. We employ the following corporate strategies:

        .    focus on sectors with attractive growth characteristics;

        .    invest in and operate efficient production facilities;

        .    provide customer service-oriented distribution;

        . offer a broad range of products to customers in multiple channels of distribution; and

        . continue to pursue growth through strategic acquisitions and investments.

Results of Operations

Nine Months Ended July 1, 2001 Compared to the Nine Months Ended July 2, 2000

     Net Revenues. For the nine months ended July 1, 2001, our revenues increased $15,640,000 (15%) to $119,586,000 as compared to $103,946,000 for the nine months ended July 2, 2000. The increase in revenues is primarily the result of an increase in foodservice sales of 38.2% and an increase in airline sales of
10.0 percent.

     Gross Profit. Gross profit for the nine months ended July 1, 2001 increased $1,041,000 to $21,576,000 as compared to $20,535,000 for the nine months ended July 2, 2000. Gross profit as a percentage of net revenues for the nine months ended July 1, 2001 was 18.0% compared to 19.8% in the comparable prior period. The decrease in gross profit as a percentage of net revenues is primarily attributable to startup expenses incurred in 2001 related to the Chicago Brothers acquisition and increased energy costs in the California-based facilities.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses for the nine months ended July 1, 2001 increased $1,906,000 (15.5%) to $14,237,000 as compared to $12,331,000 for the nine months ended July 2, 2000, primarily due to increased advertising and promotion expenses, additional costs associated with the Chicago Brothers acquisition and increased energy costs in the California-based facilities. For each of the nine months ended July 1, 2001 and July 2, 2000, selling, general and administrative expenses were 11.9% of net revenues.

     Interest Expense. For the nine months ended July 1, 2001, interest expense increased $171,000 to $4,061,000 as compared to $3,890,000 for the nine months ended July 2, 2000.

     Income Tax Provision. For the nine months ended July 1, 2001, our income tax provision was $1.1 million, or 40.1% of income before income taxes and extraordinary item, compared to $1.5 million for the nine months ended July 2, 2000, or 38.5% of income before income taxes and extraordinary item.

Fiscal Year Ended October 1, 2000 Compared to the Fiscal Year Ended September 26, 1999

     Net Revenues. For the fiscal year ended October 1, 2000, our revenues increased $32,545,000 (28.9%) to $145,041,000 as compared to $112,496,000 for the fiscal year ended September 26, 1999. Compared to the prior fiscal year, we experienced a 69.8% growth rate in airline sales, 33.7% growth in foodservice sales and 19.2% growth in retail sales.

     Gross Profit. Gross profit for the fiscal year ended October 1, 2000 increased $7,586,000 to $27,785,000 as compared to $20,199,000 for the fiscal year ended September 26, 1999. Gross profit as a percentage of net revenues for the fiscal year ended October 1, 2000 was 19.2% compared to 18.0% in the comparable prior year period. The increase is primarily attributable to improved purchasing practices, including the outsourcing of certain production, a more effective pricing strategy, together with manufacturing improvements and efficiencies.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses for the fiscal year ended October 1, 2000 increased $4,157,000 (32.4%) to $16,972,000 as compared to $12,815,000 for the fiscal year ended September 26, 1999, primarily due to increases in compensation, particularly variable compensation based upon volumes, increased energy costs, and initial startup expenses related to the Chicago Brothers acquisition. For the fiscal year ended October 1, 2000, selling, general and administrative expenses were 11.7% of net revenues as compared 11.4% of net revenues for the fiscal year ended September 26, 1999.

     Interest Expense. For the fiscal year ended October 1, 2000, interest expense increased $351,000 to $5,142,000 as compared to $4,791,000 for the fiscal year ended September 26, 1999. The increase in interest expense is primarily the result of increased average borrowings during 2000 offset by slightly lower interest rates.

     Income Tax Provision. For the fiscal year ended October 1, 2000, our income tax provision was $1.8 million, or 35.1% of income before income taxes and extraordinary item, compared to $645,000 for the fiscal year ended September 26, 1999, or 39.1% of income before income taxes and extraordinary item.

Fiscal Year Ended September 26, 1999 Compared to the Fiscal Year Ended September 27, 1998

     Net Revenues. For the fiscal year ended September 26, 1999, our revenues increased $19,147,000 (21%) to $112,496,000 as compared to $93,349,000 for the fiscal year ended September 27, 1998. Revenue gains were made in three of the four market segments the Company serves with the largest gains coming from the foodservice segment. Increases in this area were driven by the acquisition of two new national accounts (Panda Express and Denny's) as well as increases from existing accounts.

     Gross Profit. Gross profit for the fiscal year ended September 26, 1999 increased $5,429,000 to $20,199,000 as compared to $14,770,000 for the fiscal year ended September 27, 1998. Gross profit as a percentage of net revenues for the fiscal year ended September 26, 1999 was 18.0% compared to 15.8% in the comparable prior year period. The increase is primarily attributable to a cost reduction program initiated in 1999 involving outsourcing some of the Company's production, improved purchasing practices and the addition of new profitable accounts.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses for the fiscal year ended September 26, 1999 increased $3,022,000 (30.9%) to $12,815,000 as compared to $9,793,000 for the fiscal year ended September 27, 1998, primarily due to expanded operations and increases in compensation, particularly variable compensation based upon volumes. For the fiscal year ended September 26, 1999, selling, general and administrative expenses were 11.4% of net revenues as compared 10.5% of net revenues for the fiscal year ended September 27, 1998.

     Interest Expense. For the fiscal year ended September 26, 1999, interest expense increased $499,000 to $4,791,000 as compared to $4,292,000 for the fiscal year ended September 27, 1998. The increase in interest expense is primarily the result of increases in average borrowings and variable interest rates during 1999.

     Income Tax Provision. For the fiscal year ended September 26, 1999, our income tax provision was $645,000, or 39.1% of income before income taxes and extraordinary item, compared to an income tax benefit of $44,000 for the fiscal year ended September 27, 1998, or 24.5% of loss before income taxes and extraordinary item.

Liquidity and Capital Resources

     Our principal sources of liquidity are cash flow from operations, cash balances and additional financing capacity. Our cash and cash equivalents decreased $143,000 to $416,000 at July 1, 2001, compared to $559,000 at October 1, 2000.

     During the nine months ended July 1, 2001, our operating activities resulted in cash provided of approximately $7,224,000, as compared to cash provided of $940,000 during the comparable period in fiscal 2000. The cash provided in the current period is primarily due to our operations, with decreases in receivables and increases in trade accounts payable.

     During the nine months ended July 1, 2001, our investing activities resulted in a use of cash of approximately $830,000, as compared to $593,000 during the comparable period in fiscal 2000. The use of cash in the current period consisted exclusively of additions to property and equipment.

     During the nine months ended July 1, 2001, our financing activities resulted in a use of cash of approximately $6,537,000, as compared to $321,000 during the comparable period in fiscal 2000. The use of cash in the current period consisted primarily of principal payments on our indebtedness.

     The line of credit with Union Bank expires in November 2002 and provides for borrowings limited to the lesser of $16 million or an amount determined by a defined borrowing base consisting of our eligible receivables and inventories. Borrowings under the line of credit bear interest at a rate, as selected by us at the time of borrowing, of prime plus .25% or LIBOR plus 2.75%. The Union Bank agreement provides, among other things, that we will be subject to an unused line of credit fee of .25% per annum. The agreement contains various covenants including restrictions on capital expenditures, and specified net worth levels and debt service ratios. In addition, the terms of the agreement generally prohibit loans, dividends or advances from us to Overhill Corporation and limit payments of taxes and other expenses to Overhill Corporation to specified levels. The line of credit is guaranteed by Overhill Corporation and collateralized by certain of our assets and all of our common stock owned by Overhill Corporation.

     The term loan with LLCP is a secured senior subordinated note bearing interest at 12% per annum, with interest payable monthly until maturity in October 2004. Principal payments in an amount equal to 50% of the excess cash flow, as defined, for our previous fiscal year are also payable annually commencing in January 2001. The amount of such principal payment for the year ended October 1, 2000 was approximately $2.0 million. Voluntary principal payments are permitted after October 31, 2001, subject to certain prepayment penalties. The agreement contains various covenants including restrictions on capital expenditures, minimum EBITDA and net worth levels, and specified debt service and debt to equity ratios. In addition, the terms of the agreement restrict changes in control, including ownership and management personnel, generally prohibit loans, dividends, or advances by us to Overhill Corporation and limit payments of taxes and other expenses to Overhill Corporation to specified levels. The term loan with LLCP is guaranteed by Overhill Corporation and collateralized by certain of our assets. The agreement also requires us to pay to LLCP, during each January, annual consulting fees of $180,000.

     In connection with the securities purchase agreement, LLCP was granted stock warrants to purchase 17.5% of our common stock exercisable immediately at a nominal exercise price. Until November 24, 2001, we have the right to repurchase 5% of our shares from LLCP for $3 million and/or to repurchase all 17.5% of our shares subject to the LLCP warrant within five days of the term loan being repaid at their then determined fair market value. If such shares are not repurchased, LLCP will be entitled under the agreement to receive a cash payment of $500,000 from us. At the date of issuance, the warrants granted to LLCP were estimated to have a fair value of $2.37 million.

     As a result of these transactions, we repaid in full the $22.7 million senior subordinated notes payable and the $9.6 million revolving line of credit outstanding to our previous lenders. Additionally, we repurchased for $3.7 million the warrants held by the previous subordinated lender to purchase 30% of our common stock. Also in connection with the refinancing, we were permitted to make a one-time advance of $1.25 million to Overhill Corporation for working capital and other specified purposes. We incurred costs and expenses in connection with the refinancing totaling approximately $1.9 million, substantially all of which was paid to the lenders. The early extinguishment of the previous indebtedness resulted in an extraordinary loss of approximately $1.3 million (net of a $500,000 refund for early payment of the senior subordinated notes), which was recognized during the year ended October 1, 2000.

     In connection with the spin-off, we have sought consents, waivers and amendments, as appropriate, relating to our financing arrangements with Union Bank and LLCP. These consents, waivers and amendments are necessary to comply with certain provisions of our agreements with each of Union Bank and LLCP that are affected by the spin-off. Additionally, we intend to amend and restate our securities purchase agreement and related documents with LLCP.

     From time to time, we have made advances to Overhill Corporation for various purposes. Net advances outstanding from Overhill Corporation totaled $10.1 million at July 1, 2001, $11.6 million at October 1, 2000 and $11.0 million at September 26, 1999. In connection with the spin-off transaction, we intend to enter into a note agreement with Overhill Corporation providing for the repayment of these advances. The agreement is expected to be in the form of a three-year, $10.1 million note payable from Overhill Corporation to us bearing interest at a rate of 3.82% per annum. The note is expected to mature in September 2004. We have previously classified these net advances as a reduction in shareholder's equity and, subsequent to the spin-off, we will not record a value for this note receivable in our consolidated financial statements.

     Currently, we are reviewing the cost effectiveness of consolidating certain of our manufacturing, home office, warehousing, research and development and quality control facilities.

     A significant portion of our business is derived from the airline industry. For the nine months ended July 1, 2001, $40.8 million, or approximately 34% of our revenues were derived from our airline customers. The terrorist attacks on the World Trade Center in New York and the Pentagon in Washington, D.C. using hijacked commercial aircraft have been highly publicized. The impacts that these events may have on the airline industry in general, and on our business in particular, are not known at this time. The effects of these tragic events could include, among other things, a decreased demand for air travel due to fears regarding additional acts of terrorism and increased costs and reduced operations, including meal service, by airlines due to new security directives adopted by the Federal Aviation Administration. In addition, airlines may reduce meal service as a cost saving measure in response to a decline in air travel. In fact, American Airlines, one of our largest airline customers, has already announced reduced meal service on certain domestic flights. A significant portion of our business focuses on the airline industry, and these effects, depending on their scope and duration, which we cannot predict at this time, could negatively impact our financial position, results of operations or cash flows. See "Business--Sales and Marketing."

     We believe that the funds available to us from operations and existing capital resources will be adequate for our capital requirements for the next 18 months.

Quantitative and Qualitative Disclosures about Market Risk

     Our interest expense is affected by changes in prime and LIBOR rates as a result of our various line of credit arrangements. If these market rates increase by an average of 1 percent, our interest expense for the next twelve months would increase by approximately $130,000 based on the outstanding line of credit balances at July 1, 2001. We do not own, nor do we have an interest in any other market risk sensitive instruments. See "Business."

Recent Accounting Pronouncement

     In June 2001, the Financial Accounting Standards Board issued Statement No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), which requires that goodwill will no longer be amortized but instead will be tested at least annually for impairment by reporting unit. We are required to adopt SFAS 142 effective as of October 1, 2002, though early adoption as of October 1, 2001 is permitted. We are currently in the process of evaluating the relevant provisions of SFAS 142 and have not yet determined when SFAS 142 will be adopted or whether the adoption of SFAS 142 will have an immediate effect on the financial statements. However, amortization of goodwill, which amounted to approximately $623,000 and $471,000 for the nine month periods ended July 1, 2001 and July 2, 2000, respectively, before any related tax effects, will be eliminated prospectively upon the adoption of SFAS 142.

                                    BUSINESS

History

     In May 1995, we acquired all of the operating assets of IBM Foods, Inc. for a cash payment of $31.3 million, plus the assumption of certain liabilities. While our business is nationwide, our headquarters are located in Culver City, California, and we have facilities throughout Southern California. During August 2000, we purchased the operating assets and trademarks of the Chicago Brothers food operations from a subsidiary of Schwan's Sales Enterprises, Inc. for total consideration of $4.2 million, consisting of cash of $3.3 million and a note payable to the seller for $900,000.

Products and Services

     We are a value-added manufacturer of quality frozen food products including entrees, plated meals, meal components, soups, sauces, poultry, meat and fish specialties. We are positioned as a provider of custom prepared foods to a number of prominent customers such as Albertson's, Jenny Craig, Carl's Jr., Jack in the Box, Panda Express, Specialty Brands and King's Hawaiian as well as most domestic airlines, including American Airlines, United Airlines and Delta Airlines. Historically, we have served four industries: airlines, health care, foodservice and retail.

Sales and Marketing

     We market our products through an internal sales force and outside food brokers. We believe that the airline industry, while mature, represents an area for moderate growth potential in the future. We have refocused our attention on domestic carriers not currently being served to any great extent by us and on foreign carriers who are increasingly choosing frozen entrees as part of their in-flight feeding programs. We project that our health care business may diminish somewhat in the near term. We are predominantly focusing on the retail, club stores and foodservice markets as areas of significant future growth. As a result, we have realigned our sales force and redirected our marketing efforts to concentrate on these markets.

     Approximately 62% of our sales for the nine months ended July 1, 2001 were derived from five customers, Panda Express, King's Hawaiian, Jenny Craig, Delta Airlines and American Airlines, representing approximately 14%, 13%, 13%, 12% and 10% of sales, respectively. Although our relationships with these customers continue to remain strong, there can be no assurance that these relationships will continue. As in the previous year, we have made a concerted effort to sign multi-year supply agreements with our major customers. Major contracts that were signed or extended in fiscal 2000 include American Airlines, Delta Airlines, Panda Express, and Schwan's. A decline in sales of our products to these customers or the loss of, or a significant change in the relationship between us and any of these key customers, could have a material adverse effect on our business and operating results. It is our objective to continue to reduce the reliance on a small concentration of accounts by further expansion into custom products for retail and foodservice customers nationwide.

Manufacturing and Sourcing

     Our manufacturing operations are located in six separate facilities with three in the Los Angeles area and three in the San Diego area. With the addition of the San Diego facilities and the outsourcing of certain products, management estimates that the combined facilities are operating at approximately 75% of capacity based on current product mix. We are currently reviewing several proposals to improve manufacturing efficiencies including the consolidation of facilities and the addition of equipment to improve freezing capabilities and to automate some operations. Currently, we are reviewing the cost effectiveness of consolidating certain of our manufacturing, home office, warehousing, research and development and quality control facilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

     Our ability to economically produce large quantities of our products, while at the same time maintaining a high degree of quality, depends on our ability to procure raw materials on a reasonable basis. We rely on a few large suppliers for our poultry products and purchase the remaining raw materials from suppliers in the open market. We do not anticipate any difficulty in acquiring these materials in the future. See "Risk Factors--Risks Related to Our Business and Industry--We are subject to cost fluctuations in our operations that may adversely affect our profitability" and "--We are major purchasers of many commodities that we use for raw materials and packaging, and price charges for the commodities we depend on may adversely affect our profitability." Raw materials, packaging for production and finished goods are stored on site or in public frozen food storage facilities until shipment. During the nine months ended July 1, 2001, we continued our program of outsourcing certain production where it proved economically efficient. We consider this program a success and plan to continue this program and expand it, where practicable. See "Risk Factors--Risks Related to Our Business and Industry--If we are not an efficient producer, our profitability will suffer as a result of the highly competitive environment in which we operate."

Backlog

     We typically deliver products directly from finished goods inventory. As a result, we do not maintain a large backlog of unfilled purchase orders. While at any given time there may be a small backlog of orders, our backlog is not material in relation to total sales, nor is it necessarily indicative of trends in our business. Some orders are subject to changes in quantities or to cancellation with 30 days' notice without penalties to customers. See "Risk Factors--Risks Related to Our Business and Industry--Some of our significant customer and supplier contracts are short-term."

Competition

     Our food products, consisting primarily of poultry, pasta, beef and assorted related products, compete with products produced by numerous regional and national firms. Many of these companies are divisions of larger fully integrated companies such as Tyson Foods and ConAgra, which have greater financial, technical, human and marketing resources than we have. Competition is intense with most firms producing similar products for the foodservice and retail industries. Competitive factors include price, product quality, product development, customer service and, on a retail basis, name recognition. We are competitive in this market by our ability to produce mid-sized/custom product runs, within a short time frame and on a cost effective basis. We can give no assurance that we will compete successfully against existing companies or new entrants to the marketplace. See "Risk Factors--Risks Related to Our Business and Industry--Our ability to compete effectively in the highly competitive food industry may affect our operational performance and financial results."

Research and Development

     We maintain a comprehensive, fully staffed test kitchen which formulates recipes and upgrades specific products for current customers and establishes production and quality standards. We develop products based upon either customers' specifications, conventional recipes or new product developments. We are continuously developing recipes as customers' tastes and client requirements change. We also maintain a quality control department for testing and quality control. See "Risks Factors--Risks Related to Our Business and Industry--We may be unable to anticipate changes in consumer preferences, which may result in decreased demand for our products."

Intellectual Property

     We have registered the trademark "Overhill Farms" in the United States Patent and Trademark Office. In addition, we recently acquired from Schwan's Sales Enterprises, Inc. several trademarks relating to the acquired operations, including "Chicago Brothers" and "Florence Pasta and Cheese." See "Risks Factors--Risks Related to Our Business and Industry--We may not be able to protect our intellectual property and proprietary rights, which could harm our competitive position, resulting in decreased revenue."

Facilities

     We lease three manufacturing facilities in the Los Angeles, California area. Plant No. 1 is located in Inglewood, California and has 39,000 square feet of manufacturing area. Plants No. 2 and No. 3 are located in Vernon, California and have 49,000 and 27,000 square feet of manufacturing area, respectively. In addition to the manufacturing facilities, we also lease two dry goods warehouses of 13,500 and 11,500 square feet, a 7,700 square foot frozen storage facility in Inglewood, California and a 7,900 square foot office in Culver City, California. Our recently acquired Chicago Brothers operations are conducted in leased facilities in San Diego, California consisting of manufacturing facilities of 33,300 and 30,000 square feet and a 9,400 square foot warehouse and administration facility. While we believe that the existing facilities are adequate to meet our requirements in the foreseeable future, we are currently reviewing the cost effectiveness of consolidating certain of our manufacturing, home office, warehousing, research and development and quality control facilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

Legal Proceedings

     From time to time, we become involved in various lawsuits, claims and proceedings related to the conduct of our business. While we cannot predict the outcome of any lawsuits, claims or proceedings, our management does not believe that the disposition of any pending claims is likely to have a material adverse effect on our financial condition, results of operations or cash flows.

Employees

     As of July 1, 2001 we had 969 full time employees. Most of our operations are labor intensive, generally requiring semi-skilled employees. Also, the Los Angeles manufacturing employees are unionized with contracts through 2003 and 2004 covering each of the three plants. Our union contract with Teamsters Local 986, which represents our Plant No. 1 employees, was renewed as of December 1, 2000 through November 30, 2003. Union contracts for our other Los Angeles operations expire February 28, 2002. We believe relations with the unions are good.

     Manufacturing processes in San Diego are more machine intensive, requiring more skilled machine operators, mechanics, and supervision. The workforce in San Diego is not unionized and labor relations have continued to be supportive of the recent management change following our purchase of the Chicago Brothers operations. We consider our relations with all of our employees to be good.

Regulation

     We are subject to strict government regulation, particularly in the health and environmental areas, by the United States Department of Agriculture, also called the "USDA," the Food and Drug Administration, or the "FDA," Occupational Safety and Health Administration and the Environmental Protection Agency. We anticipate increased regulation by the USDA and FDA concerning food processing and storage. Our food processing facilities are subject to on-site examination, inspection and regulation by the USDA. Compliance with the current applicable federal, state and local environmental regulations has not had, and we do not believe that in the future such compliance will have, a material adverse effect on our financial position, results of operations, expenditures or competitive position. During 1997, Overhill Corporation implemented a Hazard Analysis Critical Point Plan to ensure proper handling of all food items. This plan is currently in use by us as well. See "Risk Factors--Risks Related to Our Business and Industry--Our business is subject to federal, state and local government regulations, the impact of which could have a negative impact on our business and financial position."

                                   MANAGEMENT

     Our board of directors is expected initially to consist of the individuals named below, who will hold office until the next annual meeting of stockholders, or until their respective successors are duly elected and qualified.

                                                                      Present
                                                                   Office(s) Held                    Director
             Nominee                           Age                 In the Company                     Since
             -------                           ---                 --------------                     -----
James Rudis .................................  51   President, Chief Executive Officer and Chairman   1995
                                                    of the Board of Directors

Richard A. Horvath ..........................  55   Senior Vice President, Secretary and Director     1999


William E. Shatley ..........................  55   Senior Vice President, Treasurer and Director     1998

     The following information regarding the principal occupations and other employment of our directors during the past five years and their directorships in certain companies is as reported by the respective directors:

     James Rudis was elected to our board of directors in April 1995 and has served as President since June 1997. He also served as a director of Overhill Corporation since December 1992, Chairman and Chief Executive Officer of Overhill Corporation from February 1998 until September 2001 and President of Overhill Corporation from July 1997 until September 2001. He served as Executive Vice President of Overhill Corporation from March 1994 until July 1997. Mr. Rudis will remain as a director of Overhill Corporation for a period of no greater than one year after the spin-off to facilitate the transition of Overhill Corporation and Overhill Farms, Inc. into two separate companies. Prior to his employment with us and with Overhill Corporation, Mr. Rudis was President of Quorum Corporation, a private consulting firm involved in acquisitions and market development. From 1970 until 1984, he held various executive positions in CIT Financial Corporation, including Vice President and Regional Manager of that company's Commercial Finance Division.

     Richard A. Horvath was elected to our board of directors in November 1999 and has served as our Senior Vice President and Secretary since November 1997. Mr. Horvath has been in the food industry for almost 30 years. Prior to his employment at Overhill Farms, Mr. Horvath served as the Chief Financial Officer of Martino's. During the period of 1973 to 1996, he held various positions with the Carnation Company, Star Kist Foods, and Mission Foods.

     William E. Shatley was elected to our board of directors and was named as our Senior Vice President and Treasurer in February 1998. Mr. Shatley has served as Senior Vice President of Overhill Corporation from March 1994 until September 2001 and as a director of Overhill Corporation from February 1998 until September 2001. He joined Overhill Corporation in an executive capacity in October 1993, having previously served on an advisory basis since the relocation of its corporate offices to Texas in 1992. Mr. Shatley, a certified public accountant since 1970, previously conducted his own consulting and accounting practice from 1982 to 1993, after having served as Vice President and Chief Financial Officer of Datotek, Inc. from 1977 to 1982 and in an executive capacity with Arthur Andersen from 1968 to 1977.

Board of Directors and Committees

     Our board of directors has not held regularly scheduled meetings during the fiscal year ended October 1, 2000. Following the spin-off, our board of directors may use working committees with functional responsibility in the more complex recurring areas where disinterested oversight is required. In addition to other committees established by our board of directors from time to time, in connection with the spin-off our board of directors intends to establish the Audit Committee and the Compensation Committee.

Audit Committee

     In connection with the spin-off, we intend to form an Audit Committee composed of three outside directors. The Audit Committee will operate pursuant to a charter approved by our board of directors, according to the rules and regulations of the Securities and Exchange Commission and the American Stock Exchange. Its functions are to monitor our financial reporting process and internal control system, review and appraise the audit efforts of our independent auditors and provide an avenue of communication among our independent accountants, financial and senior management and our board of directors. A copy of the Audit Committee Charter is attached as Appendix A to this information statement. Our board of directors believes that all members of this committee will be independent as defined by the American Stock Exchange. Compensation Committee

     In connection with the spin-off, we intend to form a Compensation Committee composed entirely of disinterested non-employee directors. The Compensation Committee functions are to administer our employee stock option plans and approve the granting of stock options and approve compensation for officers.

Director Compensation

     We have never paid any compensation to our directors for their services as directors. However, we intend to pay director compensation following the spin-off.

     The compensation of our employee directors is discussed under "Historical Compensation of Executive Officers" below.

Employment Agreements

     James Rudis, our President, and William E. Shatley, our Senior Vice President and Treasurer, have entered into employment agreements with us and Overhill Corporation. Richard A. Horvath, our Senior Vice President and Secretary, also has entered into an employment agreement with us. We do not maintain employment agreements with any of our other personnel.

         James Rudis and William E. Shatley Employment Agreements.

     Mr. Rudis' and Mr. Shatley's employment agreements each have an initial term of five years, commencing November 1, 1999, automatically renewing from year to year thereafter unless terminated by either party thereto. These agreements provide that we will review their compensation annually and may increase it in a percentage not less than that of the annual increase in the cost of living. Each employment agreement contains a covenant by the executive not to compete with us during the term of his employment and for a period of one year thereafter.

     These employment agreements also provides that if the executive is terminated by reason of his death or disability, he or his estate is entitled to receive:

     . his base salary through the date of termination;

     . all bonuses earned through the date of termination, paid in accordance with the terms of the bonus plan pursuant to which the bonus was earned;

     . accrued but unused vacation and sick leave pay;

     . reimbursement for reasonable and necessary business expenses incurred before termination;

     . all rights to which he is granted under our life insurance policy; and

     . all amounts to which he is entitled under any profit sharing plan of our company.

     If the executive voluntarily resigns prior to the end of the term, he is entitled to receive all amounts that he would receive as if he was terminated as a result of death or disability and accrued but unused personal business days paid at a per diem rate equivalent to the executive's then current salary, provided, however, that he will not be entitled to receive any bonus payments. In the event the executive is terminated for cause, he is entitled to receive all amounts that he would receive as if he was terminated as a result of death or disability. If he is terminated other than for cause, he is entitled to receive:

     . in a lump sum, the remainder of his salary for the current year;

     . any bonus earned through the date of termination, paid in accordance with the terms of the bonus plan pursuant to which any bonus may have been earned;

     . accrued but unused vacation and sick leave pay;

     . reimbursement for reasonable and necessary business expenses incurred prior to termination;

     . all rights to which he is granted under our life insurance policy;

     . all amounts to which he is entitled under any profit sharing plan of our company and

     . monthly payments for one year equal to the monthly premium required to maintain his life and health insurance benefits pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 under our group insurance plan.

If he is terminated other than for cause, he is also entitled to have all indebtedness by him to us and Overhill Corporation forgiven and to use the car provided to him in his employment agreement for one year following the date of termination.

       Richard A. Horvath Employment Agreement

     Mr. Horvath's employment agreement has an initial term of three years, commencing November 1, 1999, automatically renewing from year to year thereafter unless terminated by either party thereto. Compensation is set in his agreement, subject to our review on an annual basis. His agreement contains a covenant by him not to compete with us during the term of his employment and for a period of one year thereafter. His employment agreement also provides that if he is terminated by reason of his death or disability, he or his estate is entitled to receive:

     . his base salary through the date of termination;

     . all bonuses earned through the date of termination, paid in accordance with the terms of the bonus plan pursuant to which the bonus was earned;

     . accrued but unused vacation and sick leave pay;

     . reimbursement for reasonable and necessary business expenses incurred before termination; and

     . all amounts to which he is entitled under any profit sharing plan of our company.

     If Mr. Horvath voluntarily resigns prior to the end of the term, he is entitled to receive all amounts that he would receive as if he was terminated as a result of death or disability and accrued but unused personal business days, provided, however, that he will not be entitled to receive any bonus payments. In the event Mr. Horvath is terminated for cause, he is entitled to receive all amounts that he would receive as if he was terminated as a result of death or disability, provided, however, that he will not be entitled to receive any bonus payments or any reimbursement expenses. If he is terminated other than for cause, he is entitled to receive:

     . in a lump sum, an amount equal to the greater of the remainder of his salary for the current year or $200,000;

     . any bonus earned through the date of termination, paid in accordance with the terms of the bonus plan pursuant to which any bonus may have been earned;

     . accrued but unused vacation and sick leave pay;

     . reimbursement for reasonable and necessary business expenses incurred prior to termination;

     . all amounts to which he is entitled under any profit sharing plan of our company; and

     . monthly payments for one year equal to the monthly premium required to maintain his life and health insurance benefits pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 under our group insurance plan.

2001 Omnibus Stock and Incentive Plan of Overhill Farms, Inc.

     Prior to the spin-off, our board of directors intends to adopt the 2001 Omnibus Stock and Incentive Plan of Overhill Farms, Inc., and our current stockholders are expected to approve the plan. Our board of directors plans to reserve 750,000 shares of our common stock, on a post-split basis, for issuance under the plan. The plan is intended to advance our best interests to attract, retain and motivate directors, officers, key employees and consultants by providing them with additional incentives through the award of incentive stock options, non-qualified stock options, stock appreciation rights; restricted stock awards and performance awards.

     Eligibility

     Our directors, key employees, officers, and consultants will be eligible to be granted awards under the plan. However, only our employees will be eligible to receive incentive stock options.

     Administration

     The plan will be administered by a committee of at least two members of the board of directors. The committee will have the discretion and the authority to establish the terms and conditions of awards granted under the plan. The committee also has the discretion to establish the performance objectives for determination of awards that are performance-based compensation. If no committee has been designated to administer the plan, our board of directors will administer the plan.

     Stock options

     The stock option plan will provide for the grant of both options intended to qualify as "incentive stock options" under Section 422(b) of the Internal Revenue Code, as well as non-qualified stock options. The maximum term of an incentive stock option granted under the stock option plan is ten years, except that with respect to incentive stock options granted to a person who owns stock having more than 10% of the voting power of our stock, the term of an option shall be for no more than five years.

     Options will be issued at an exercise price determined by the committee except that the exercise price of incentive stock options granted under the stock option plan must be at least equal to the fair market value of our common stock on the date of the grant. However, for any optionee who owns stock possessing more than 10% of the voting power of our stock, the exercise price for incentive stock options must be at least 110% of the fair market value of our common stock on the date of the grant. The exercise price of non-qualified stock options will be determined by the committee and may be less than, equal to or greater than the fair market value of our common stock on the date of the grant. The aggregate fair market value on the date of grant of the common stock for which incentive stock options are exercisable by an optionee during any calendar year may not exceed $100,000.

     Options granted under the proposed stock option plan may be exercised in whole or in part as specifically set forth in the option agreement, and, except as provided by law, no options may be transferred except by will or by the laws of descent and distribution. The board of directors may terminate the stock option plan after its adoption in whole or in part at any time and may amend the stock option plan after its adoption from time to time without shareholder approval so long as no stock option award is revoked or altered in a manner unfavorable to the holder. The stock option plan is expected to terminate in September 2011, unless terminated earlier by the board of directors.

     Restricted Stock Awards

     The committee may also make awards of restricted stock. The vesting and number of shares of restricted stock may be conditioned upon the completion of a specified period of service with the Company or upon the employee's attaining the specified performance goals as fixed by the committee. The committee determines whether the recipient of restricted stock awards may vote and receive dividends on the restricted stock before the restricted stock has vested. The restrictions on the restricted stock may lapse earlier than provided in the vesting schedule on death, disability or retirement of the participant or as otherwise provided in the participant's employment or severance arrangement with the Company.

     Stock Appreciation Rights

     The committee may also make awards of stock appreciation rights. A stock appreciation right entitles the holder to receive upon exercise of the right, all or a portion of the excess of the fair market value of a specified number of shares of common stock at the time of exercise over a specified price that may not be less that 100% of the fair market value of the shares of common stock at the time of grant. A stock appreciation right may not be exercised at any time when the fair market value of the shares of common stock to which it relates does not exceed the exercise price of the option associated with those shares of common stock.

     Performance Awards

     The committee may grant awards that are intended to be "performance-based compensation." These "performance awards" are payable in stock, cash or a combination of the two, at the discretion of the committee. The committee will establish a minimum level of acceptable achievement for the participant at the time of the grant of each performance award. Each performance award will be contingent upon future performance and achievement of the "performance measures" fixed by the committee. These performance measures will be based on the same factors that are used by the committee to establish the performance goals relating to the awards of restricted stock.

Historical Compensation of Executive Officers

     The following table sets forth for fiscal 2000, 1999 and 1998 compensation awarded or paid to Mr. James Rudis, our Chairman, Chief Executive Officer and President, Mr. William E. Shatley, our Senior Vice President and Treasurer, for services rendered to Overhill Corporation and its subsidiaries (including our company) for the year ended October 1, 2000. Mr. Rudis and Mr. Shatley are the only individuals who served as executive officers of Overhill Corporation for the year ended September 30, 2000 who also will serve as our executive officers. The following table also sets forth for fiscal 2000, 1999 and 1998 compensation awarded to Mr. Richard A. Horvath, our Senior Vice President and Secretary, for services rendered to Overhill Farms, Inc. The compensation described in this table for Mr. Rudis and Mr. Shatley was paid by Overhill Corporation or an affiliate of Overhill Corporation. The table does not reflect the compensation to be paid to our executive officers in the future. Mr. Rudis, Mr. Shatley and

Mr. Horvath are also referred to in this section as "named executive officers." Other than as indicated in the table below, none of our executive officers received salary plus bonus in excess of $100,000 for fiscal 2000.

                           Summary Compensation Table

                                                              Annual Compensation
                                                 -----------------------------------------
  Name and Principal                                                          Other Annual
       Position                                    Salary         Bonus       Compensation
---------------------                            ----------     ---------     ------------
James Rudis..................................     $ 225,769     $  25,000      $   - (1)
Chairman, Chief                                   $ 180,000     $       0      $   - (1)
Executive Officer,                                $ 168,077     $       0      $   - (1)
President and
Director of Overhill Corporation and
Overhill Farms, Inc. (2)

William E. Shatley...........................     $ 165,000     $  15,000      $   - (1)
Senior Vice                                       $ 132,000     $       0      $   - (1)
President,                                        $ 126,000     $       0      $   - (1)
Treasurer and
Director of Overhill Corporation and
Overhill Farms, Inc.

Richard A. Horvath...........................     $ 147,201     $       0      $   - (1)
Senior Vice President, Secretary and              $ 127,600     $  25,000      $   - (1)
Director of Overhill Farms, Inc.                  $ 112,203     $       0      $   - (1)

________________

(1) The named executive officers each received certain perquisites and other personal benefits from Overhill Corporation during fiscal 2000, 1999 and 1998. These perquisites and other personal benefits, however, did not equal or exceed 10% of the named executive officers' salary and bonus during fiscal 2000, 1999 or 1998.

(2) Mr. Rudis was named Chairman and Chief Executive Officer of Overhill Corporation in February 1998.

Compensation Committee Interlocks and Insider Participation

     No member of the Compensation Committee is an officer or employee of our company or any of our subsidiaries or has had any relationship requiring disclosure pursuant to Item 404 of Regulation S-K under the Securities Act of 1933, as amended. None of our executive officers serves as a member of a compensation committee of another corporation (or other board committee of such company performing similar functions or, in the absence of any such committee, the entire board of directors of such corporation), one of whose executive officers serves on the Compensation Committee. None of our executive officers serves as a director of another corporation, one of whose executive officers served on the Compensation Committee. None of our executive officers serves as a member of a compensation committee of another corporation (or other board committee of such corporation performing similar functions or, in the absence of any such committee, the entire board of directors), one of whose executive officers serves as one of our directors.

                             PRINCIPAL STOCKHOLDERS

     Prior to the spin-off, Overhill Corporation owned 99% of our common stock. The following table sets forth certain information with respect to beneficial ownership of our common stock as of [______], 2001, after giving pro forma effect to the spin-off, for:

       . each person who is known by us to beneficially own more than 5% of our common stock,

       . each of our directors and nominees and named executive officers and

       . all directors and officers as a group.

     The percentage of ownership is based on [______] shares of common stock outstanding as of [______], 2001, accounting for the stock split effected on [______], 2001. Except as otherwise indicated below, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them. Unless otherwise indicated, the principal address of each of the parties listed below is c/o Overhill Farms, Inc., 5730 Uplander Way, Suite 201, Culver City, California 90230.

                                                                     Shares Beneficially Owned (1)(2)
                                                                     --------------------------------
         Name and Address of Beneficial Owner                           Number               Percent
         ------------------------------------                           ------               -------
         James Rudis (3)..........................................      278,950                3.1
         William E. Shatley (4)...................................      202,350                2.2
         Richard A. Horvath.......................................
         Harold Estes (6).........................................    2,007,750               22.5
         Levine Leichtman Capital Partners II, L.P. (5)...........                            17.5
         John E. McConnaughy, Jr. (7).............................      610,300                6.8
         All directors and officers as a group
            (3 persons)(3)(4)(8)..................................

_______________________________________________________________
* Indicates ownership of less than 1% of our common stock

(1) Beneficial ownership as reported in the above table has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them, except as noted below. Amounts shown include shares of common stock issuable upon exercise of certain outstanding options within 60 days after [______], 2001.

(2) Except for the percentages of certain parties that are based on presently exercisable options which are indicated in the following footnotes to the table, the percentages indicated are based on [______] shares of common stock issued and outstanding on [______], 2001. In the case of parties holding presently exercisable options, the percentage ownership is calculated on the assumption that the shares presently held or purchasable within the next 60 days underlying such options are outstanding.

(3) Includes 138,250 shares which Mr. Rudis may acquire upon the exercise of options within 60 days after [______], 2001.

(4) Includes 123,250 shares which Mr. Shatley may acquire upon the exercise of options within 60 days after [______], 2001. Also includes 79,100 shares that Mr. Shatley may be deemed to beneficially own as a general partner in a family limited partnership.

(5) Consists of a warrant to purchase 17.5% of our common stock owned by Levine Leichtman Capital Partners II, L.P. The address of Levine Leichtman Capital Partners II, L.P. is 335 North Maple Drive, Suite 240, Beverly Hills, California 90210.

(6) Mr. Estes' address is Highway 59 South, Route 15, Box 9475, Lufkin, Texas 75901.

(7) Mr. McConnaughy's address is 1011 High Ridge Road, Stamford, Connecticut 06905.

(8) Includes an aggregate of [______] shares which all of the directors and officers as a group may acquire upon the exercise of options 60 days after [______], 2001.

                          DESCRIPTION OF CAPITAL STOCK

     Prior to the spin-off, we intend to amend and restate our articles of incorporation whereby our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.01 per share and [_______] shares of preferred stock, par value $0.01 per share. The following summary of certain provisions of our common stock and our articles of incorporation does not purport to be complete and is subject to, and is qualified in its entirety by, the provisions of our articles of incorporation, where such rights are set forth in full, and the provisions of applicable law.

Common Stock

     As of the date of this information statement, there were outstanding [__________] shares of our common stock. The holders of our common stock are entitled to one vote upon each matter submitted to the stockholders for consideration for each share held of record and in such manner as may be provided by law. Holders of our common stock do not have cumulative voting rights and are entitled to one vote per share on all matters on which the holders of common stock may vote. The common stock does not have preemptive rights and is not subject to redemption or conversion. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

     Our board of directors has the authority, without further action by the stockholders, to issue from time to time the preferred stock in one or more series and to fix the number of shares, designations, preferences and relative, participating, optional or other special rights and the qualifications, limitations or restrictions on the preferred stock. The preferences, rights and restrictions may differ with respect to the number of shares constituting a series or the designation of a series, voting rights, dividend rights, dividend rates, redemption provisions, liquidation preferences, sinking fund provisions, conversion rights, and other matters. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or affect adversely the rights and powers, including voting rights, of the holders of common stock, and may have the effect of delaying, deferring or preventing a change in control of Overhill Farms, Inc. Except as described under "Shareholders' Rights Plan" below, we currently do not plan to issue any shares of preferred stock.

Certain Provisions of Governing Documents

     Amendment to Articles of Incorporation

     Our articles of incorporation may be amended by our board of directors and a majority of our stockholders entitled to vote on such amendment.

     Amendment to Bylaws

     Our bylaws may be amended by a majority of our stockholders entitled to vote on such amendment. Our board of directors may amend our bylaws or adopt additional bylaws, but may not alter or repeal any bylaws adopted by our stockholders.

Shareholders' Rights Plan

     We intend to adopt a shareholder rights plan prior to the spin-off. The plan will be implemented by distributing one share of our Junior Participating Preferred Stock with each share of our common stock distributed in the spin-off. The plan will provide that each share of common stock outstanding will have attached to it the right to purchase one one-thousandth of a share of preferred stock. The purchase price per one one-thousandth of a preferred share under the plan is $[__], subject to adjustment. The rights will be exercisable only if a person or group acquires [__]% or more of the common stock or announces a tender offer that would result in that person or group acquiring [__]% or more of the common stock. Once exercisable, and in some circumstances if certain additional conditions are met, the plan allows shareholders (other than the additional acquiror) to purchase our common stock or securities of the acquiror having a then-current market value of [__] times the exercise price of the right. The rights will be redeemable for $[__] per right (subject to adjustment) at the option of the board of directors.

     Following its adoption, the rights agreement will contain rights that have anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by the board of directors. The rights should not interfere with any merger or other business combination approved by the board of directors since we may redeem the rights at $[__] per right prior to the time as any person would become an acquiring person under the rights agreement.

Business Combinations

     Nevada's business combinations statute, Nevada Revised Statutes Sections 78.411-78.444 prohibits an "interested stockholder" from entering into a "combination" with the corporation, unless certain conditions are met. An "interested stockholder" is a person who:

     . directly or indirectly beneficially owns 10% or more of the voting power of the outstanding voting shares of the corporation, or

     . is an affiliate or associate of the corporation and at any time within three years before the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the corporation.

     Under certain circumstances, a corporation may not engage in a combination within three years after the interested stockholder acquired its shares, unless the combination or the interested stockholder's acquisition of shares was approved by the board of directors before the interested stockholder acquired the shares. If this approval was not obtained, then after the three-year period expires, the combination may be consummated if all the requirements in the corporation's articles of incorporation are met and if approvals of the board of directors or non-interested stockholders are obtained.

Limitation of Liability and Indemnification

     Under Nevada law, a corporation may indemnify any director, officer, or other person who was, is or is threatened to be made a party to any proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation due to his or her corporate role. Nevada law extends this protection against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the proceeding if he or she acted

     . in good faith,

     . in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and

     . with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     Under Nevada law, the corporation may advance an officer's or director's expenses incurred in defending any action or proceeding. Regardless of whether a director, officer, employee or agent has the right to indemnity, Nevada law allows the corporation to purchase and maintain insurance on his or her behalf against liability resulting from his or her corporate role.

     Our articles of incorporation provide that none of our directors or officers will be personally liable to our company or any of our stockholders for damages for breach of fiduciary duty as a director or officer or for any act or omission of any such director or officer. However, our articles of incorporation do not limit the liability of our directors and officers for acts or omissions involving intentional misconduct, fraud or a knowing violation of law or the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes.

     Our bylaws provide that we will indemnify our current or former directors or officers or any person who may have served at our request as a director or officer of another corporation in which our company owns shares of capital stock or of which our company is a creditor, against expenses actually and necessarily incurred by them in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties, or a party, by reason of being or having been directors or officers or a director or officer of our company, or of such other corporation. This obligation to indemnify does not apply to matters as to which any such director or officer or person is adjudged in the action, suit or proceeding to be liable for negligence or misconduct in the performance of duty.

Recent Sales of Unregistered Securities

     In connection with the refinancing of certain indebtedness in December 1997, warrants to purchase 7.75 shares of Overhill Farms, Inc. common stock, exercisable for a total consideration of $50,000, were issued to Durham Capital Corporation, an unrelated consulting firm. Such warrants were exercised during the nine months ended July 1, 2001.

     In November 1999, in connection with a $28 million five-year term loan provided by Levine Leichtman Capital Partners II, L.P. ("LLCP"), we granted to LLCP stock warrants to purchase 17.5% of our common stock exercisable immediately at a nominal exercise price. During the first two years following the date of the agreement, we have the right to repurchase 5% of our shares from LLCP for $3 million and/or to repurchase all 17.5% of our shares subject to the LLCP warrant within five days of the term loan being repaid at their then determined fair market value. If such shares are not repurchased, LLCP will be entitled under the agreement to receive a cash payment of $500,000 from us. At the date of issuance, the warrants granted to LLCP were estimated to have a fair value of $2.37 million.

     The term loan with LLCP is a secured senior subordinated note bearing interest at 12% per annum, with interest payable monthly until maturity in October 2004. Principal payments in an amount equal to 50% of the excess cash flow, as defined, for our previous fiscal year are also payable annually commencing in January 2001. The amount of such principal payment for the year ended October 1, 2000 was approximately $2.0 million. Voluntary principal payments are permitted after October 31, 2001, subject to certain prepayment penalties. The agreement contains various covenants including restrictions on capital expenditures, minimum EBITDA and net worth levels, and specified debt service and debt to equity ratios. In addition, the terms of the agreement restrict changes in control, generally prohibit loans, dividends, or advances by us to Overhill Corporation and limit payments of taxes and other expenses to Overhill Corporation to specified levels. The term loan with LLCP is guaranteed by Overhill Corporation and collateralized by certain of our assets. The agreement also requires us to pay to LLCP, during each January, annual consulting fees of $180,000.

     Neither transaction involved any underwriters, underwriting discount or commissions, or any public offering, and we believe that the transactions were exempt from the registration requirements of the Securities Act of 1933, as amended, by virtue of Section 4(2) thereof or Regulation D promulgated thereunder. Both Durham Capital Corporation and LLCP represented their intentions to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the instruments issued to Durham Capital and LLCP. Both Durham Capital Corporation and LLCP had adequate access, through their relationships with us, to information about us. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                              CERTAIN TRANSACTIONS

     Overhill Corporation charges us management fees for various expenses related to the oversight of our business. Management fees totaled $350,000 for each of the fiscal years ended October 1, 2000, September 26, 1999 and September 27, 1998. Management fees totaled $0 and $350,000 for the nine months ended July 1, 2001 and July 2, 2000, respectively.

     From time to time, we have made advances to Overhill Corporation for various purposes. Net advances outstanding from Overhill Corporation totaled $10.1 million at July 1, 2001, $11.6 million at October 1, 2000 and $11.0 million at September 26, 1999. In connection with the spin-off transaction, we intend to enter into a note agreement with Overhill Corporation providing for the repayment of these advances. The agreement is expected to be in the form of a three-year, $10.1 million note payable from Overhill Corporation to us bearing interest at a rate of 3.82% per annum. The note is expected to mature in September 2004. We have previously classified these net advances as a reduction in shareholder's equity and, subsequent to the spin-off, we will not record a value for this note receivable in our consolidated financial statements.

                       WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement on Form 10 to register our shares being issued to you in the spin-off. This information statement is a part of that registration statement and, as allowed by Securities and Exchange Commission rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For additional information relating to us and the spin-off, reference is made to the registration statement and the exhibits to the registration statement. Statements contained in this information statement as to the contents of any contract or document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit to the registration statement, reference is made to the copy of the contract or other document filed as an exhibit to the registration statement. Each statement is qualified in all respects by the relevant reference.

     After the spin-off, we will file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. We intend to furnish our shareholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. The registration statement is, and any of these future filings with the Securities and Exchange Commission will be, available to the public over the Internet at the Securities and Exchange Commission's website at http://www.sec.gov. You may read and copy any filed document at the Securities and Exchange Commission's public reference rooms in Washington, D.C. at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D. C. 20549, and at the Securities and Exchange Commission's regional offices in New York at 7 World Trade Center, 13th Floor, New York, NY 10048, and in Chicago at Suite 1400, Northwestern Atrium Center, 14th Floor, 500 W. Madison Street, Chicago, IL 60661. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the public reference rooms.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     We incorporate by reference into this registration statement certain portions of the Annual Report on Form 10-K for the fiscal year ended September 30, 2000 of Overhill Corporation (File No. 001-09083) filed with the Securities and Exchange Commission on December 22, 2000. Although certain statements in the documents incorporated by reference into this registration statement are "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, the safe harbor provisions of the Act will not attach to any "forward looking statements" made or incorporated by reference by us in this information statement.

                              OVERHILL FARMS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Financial Statements:
----------------------------

   Report of Independent Auditors ...................................      F-2
   Consolidated Balance Sheets ......................................      F-3
   Consolidated Statements of Operations ............................      F-5
   Consolidated Statements of Shareholder's Equity ..................      F-7
   Consolidated Statements of Cash Flows ............................      F-8
   Notes to Consolidated Financial Statements .......................     F-11

Interim Financial Statements (Unaudited):
-----------------------------------------

   Consolidated Condensed Balance Sheets ............................     F-24
   Consolidated Condensed Statements of Operations ..................     F-26
   Consolidated Condensed Statements of Cash Flows ..................     F-28
   Notes to Consolidated Condensed Financial Statements .............     F-31

                         Report of Independent Auditors

The Board of Directors and Shareholder
Overhill Farms, Inc.

We have audited the accompanying consolidated balance sheets of Overhill Farms, Inc. and subsidiary (the Company), a wholly-owned subsidiary of Overhill Corporation (formerly Polyphase Corporation), as of October 1, 2000 and September 26, 1999, and the related consolidated statements of operations, shareholder's equity and cash flows for the years ended October 1, 2000, September 26, 1999 and September 27, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Overhill Farms, Inc. and subsidiary as of October 1, 2000 and September 26, 1999, and the consolidated results of their operations and their cash flows for the years ended October 1, 2000, September 26, 1999 and September 27, 1998, in conformity with accounting principles generally accepted in the United States.

                                                     /s/ Ernst & Young LLP

Dallas, Texas
November 17, 2000

                              OVERHILL FARMS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                     Assets

                                                                               October 1,           September 26,
                                                                                 2000                    1999
                                                                              ------------          ------------
Current assets:
   Cash                                                                       $    558,960          $     27,498
   Accounts receivable, net of allowance for doubtful accounts of $55,000
     and $25,000 in 2000 and 1999, respectively                                 18,045,456            13,645,531
   Common stock warrant                                                                 --               114,000
   Inventories                                                                  18,793,836            13,625,868
   Prepaid expenses and other                                                    1,345,586               388,391
   Deferred taxes                                                                  273,322               227,977
                                                                              ------------          ------------

           Total current assets                                                 39,017,160            28,029,265
                                                                              ------------          ------------

Property and equipment:
   Fixtures and equipment                                                        9,374,329             6,315,614
   Leasehold improvements                                                        1,148,517             1,149,552
   Automotive equipment                                                             63,495                19,224
                                                                              ------------          ------------
                                                                                10,586,341             7,484,390
   Less accumulated depreciation                                                (6,376,867)           (5,701,178)
                                                                              ------------          ------------
                                                                                 4,209,474             1,783,212
                                                                              ------------          ------------
Other assets:
   Excess of cost over fair value of net assets acquired,
     net of accumulated amortization of $2,916,593
     and $2,267,084 in 2000 and 1999, respectively                              12,985,967             7,998,950
   Deferred financing costs, net of accumulated amortization of $313,045
     and $2,095,995 in 2000 and 1999, respectively                               1,619,862             1,035,093
   Other                                                                           113,603               140,243
                                                                              ------------          ------------
                                                                                14,719,432             9,174,286
                                                                              ------------          ------------

Total assets                                                                  $ 57,946,066          $ 38,986,763
                                                                              ============          ============

                   The accompanying notes are an integral part of these consolidated financial statements

                            OVERHILL FARMS, INC.

                      Liabilities and Shareholder's Equity

                                                              October 1,      September 26,
                                                                 2000             1999
                                                            --------------   --------------
Current liabilities:
   Accounts payable, primarily trade                         $ 10,495,545     $  7,532,420
   Accrued liabilities                                          4,433,258        2,777,068
   Current maturities of long-term debt                         2,769,652                -
                                                            --------------   --------------
           Total current liabilities                           17,698,455       10,309,488

Deferred taxes                                                    306,328           82,317
Long-term debt, less current maturities                        40,859,612       32,355,338
                                                            --------------   --------------
           Total liabilities                                   58,864,395       42,747,143
                                                            --------------   --------------

Commitments and contingencies

Shareholder's equity:
   Common stock, $0.01 par value, authorized 1,000,000
     shares, issued and outstanding 775 shares                          8                8
   Additional paid-in capital                                   3,774,614        3,999,992
   Receivable from Parent                                     (11,633,187)     (11,038,187)
   Warrants to purchase common stock                            2,370,000        1,200,000
   Retained earnings                                            4,570,236        2,077,807
                                                            --------------   --------------
           Total shareholder's equity                            (918,329)      (3,760,380)
                                                            --------------   --------------

Total liabilities and shareholder's equity                   $ 57,946,066     $ 38,986,763
                                                            ==============   ==============




                   The accompanying notes are an integral part of these consolidated financial statements

                              OVERHILL FARMS, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                  For the Years Ended
                                                  ---------------------------------------------------
                                                     October 1,       September 26,     September 27,
                                                        2000              1999              1998
                                                  ---------------    --------------     -------------
Net revenues                                       $145,041,215       $112,495,726       $93,348,859
Cost of sales                                       117,256,375         92,296,522        78,578,641
                                                  ---------------    --------------     -------------
Gross profit                                         27,784,840         20,199,204        14,770,218

Selling, general and administrative expenses         16,971,848         12,814,817         9,793,287
                                                  ---------------    --------------     -------------

Operating income                                     10,812,992          7,384,387         4,976,931

Other income (expense):
  Interest expense                                   (5,141,739)        (4,790,719)       (4,292,324)
  Amortization of deferred financing costs             (409,375)          (954,252)         (819,387)
  Other income (expense)                               (133,812)             7,499           (45,629)
                                                  ---------------    --------------     -------------

Total other expenses                                 (5,684,926)        (5,737,472)       (5,157,340)
                                                  ---------------    --------------     -------------

Income (loss) before income taxes and
  extraordinary item                                  5,128,066          1,646,915          (180,409)

Income tax (provision) benefit                       (1,797,502)          (644,734)           44,232
                                                  ---------------    --------------     -------------

Income (loss) before extraordinary item               3,330,564          1,002,181          (136,177)

Extraordinary item - early extinguishment
  of debt, net of income tax benefit of
  $452,296 and $246,496 in 2000 and 1998,
  respectively                                         (838,135)                --          (369,743)
                                                  ---------------    --------------     -------------

Net income (loss)                                  $  2,492,429       $  1,002,181       $  (505,920)
                                                  ===============    ==============     =============




                   The accompanying notes are an integral part of these consolidated financial statements

                              OVERHILL FARMS, INC.

                                                      For the Years Ended
                                         ---------------------------------------------
                                           October 1,    September 26,   September 27,
                                              2000           1999             1998
                                        --------------   -------------   -------------
Per share data - basic and diluted:

  Net income (loss) per common
    share - basic and diluted:

      Income (loss) before
        extraordinary item                $ 4,297.50       $1,293.14       $(175.71)

      Extraordinary item                   (1,081.46)             --        (477.09)
                                        --------------   -------------   -------------

  Net income (loss) per common
    share - basic                         $ 3,216.04       $1,293.14       $(652.80)
                                        ==============   =============   =============

  Net income (loss) per common
    share - diluted                       $ 2,596.28       $  987.37       $(652.80)
                                        ==============   =============   =============

Weighted average shares
  outstanding - basic                            775             775            775
                                        ==============   =============   =============

Weighted average shares
  outstanding - diluted                          960           1,015            775
                                        ==============   =============   =============





                   The accompanying notes are an integral part of these consolidated financial statements

                              OVERHILL FARMS, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
 FOR THE YEARS ENDED OCTOBER 1, 2000, SEPTEMBER 26, 1999 AND SEPTEMBER 27, 1998

                                                   Warrants to
                                                    Additional
                                   Common Stock      Paid-in      Purchase       Receivable     Retained
                                 Shares    Amount    Capital    Common Stock    From Parent     Earnings       Total
                                 ------    ------  -----------  ------------    -----------   -----------   -----------
Balance, September 28, 1997        775      $  8   $ 3,999,992  $         --   $ (5,538,377)  $ 1,581,546   $    43,169

Issuance of warrants                                               1,200,000                                  1,200,000
Net advances to Parent                                                           (5,499,810)                 (5,499,810)
Net loss (comprehensive loss)                                                                    (505,920)     (505,920)
                                 ------    ------  -----------  ------------   ------------   -----------   -----------
Balance, September 27, 1998        775         8     3,999,992     1,200,000    (11,038,187)    1,075,626    (4,762,561)
                                 ------    ------  -----------  ------------   ------------   -----------   -----------

Net income (comprehensive
  income)                                                                                       1,002,181     1,002,181
                                 ------    ------  -----------  ------------   ------------   -----------   -----------
Balance, September 26, 1999        775         8     3,999,992     1,200,000    (11,038,187)    2,077,807    (3,760,380)
                                 ------    ------  -----------  ------------   ------------   -----------   -----------

 Repurchase of warrants                               (225,378)   (1,200,000)                                (1,425,378)
 Issuance of warrants                                              2,370,000                                  2,370,000
 Net advances to Parent                                                            (595,000)                   (595,000)

 Net income (comprehensive
  income)                                                                                       2,492,429     2,492,429
                                 ------    ------  -----------  ------------   ------------   -----------   -----------
 Balance, October 1, 2000          775      $  8   $ 3,774,614  $  2,370,000   $(11,633,187)  $ 4,570,236   $  (918,329)
                                 ======    ======  ===========  ============   ============   ===========   ===========




                   The accompanying notes are an integral part of these consolidated financial statements

                              OVERHILL FARMS, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                           For the Years Ended
                                                              ---------------------------------------------
                                                                October 1,    September 26,   September 27,
                                                                   2000           1999             1998
                                                               ------------   -------------   -------------
Cash flows provided by (used in) operating activities:
  Net income (loss)                                            $ 2,492,429    $  1,002,181    $   (505,920)
  Adjustments to reconcile net income (loss) to net cash
     provided by (used in) operating activities:
       Depreciation and amortization                             1,853,432       2,715,121       2,707,690
       Amortization of discount on long-term debt                  510,666         400,000         333,333
       Early extinguishments of debt                             1,290,431              --         616,239
       Provision for doubtful accounts                              30,000              --              --
       Deferred income tax provision                               178,662        (290,509)       (349,125)
       Changes in:
         Accounts receivable                                    (4,429,925)     (3,631,467)     (2,542,143)
         Inventories                                            (5,167,968)     (3,417,797)     (2,487,292)
         Prepaid expenses and other                               (970,547)        (64,873)        349,396
         Accounts payable                                        2,963,125       3,601,439         710,657
         Accrued liabilities                                     1,432,955       1,228,988         (27,150)
                                                               ------------   -------------   -------------
             Net cash provided by (used in) operating
                activities                                         183,260       1,543,083      (1,194,315)
                                                               ------------   -------------   -------------

Cash flows used in investing activities:
     Net additions to property and equipment                    (1,021,167)       (295,405)       (604,853)
     Acquisition of Chicago Brothers                            (4,221,551)             --              --
                                                               ------------   -------------   -------------

             Net cash used in investing activities             $(5,242,718)   $   (295,405)   $   (604,853)
                                                               ------------   -------------   -------------




                   The accompanying notes are an integral part of these consolidated financial statements

                              OVERHILL FARMS, INC.

                                                                           For the Years Ended
                                                              ---------------------------------------------
                                                                October 1,    September 26,   September 27,
                                                                   2000           1999             1998
                                                               ------------   -------------   -------------
Cash flows provided by (used in) financing activities:
   Net borrowings (principal payments) on line of credit
     arrangements                                              $  4,846,962   $    (312,420)  $   2,084,056
   Principal payments on long-term debt                         (22,730,639)     (1,000,000)    (14,982,280)
   Proceeds from long-term debt                                  30,682,504              --      24,175,000
   Deferred financing costs                                      (1,932,907)             --      (2,554,228)
   Repurchase of stock warrants                                  (3,700,000)             --      (2,000,000)
   Payments to parent                                            (1,575,000)             --      (5,499,810)
                                                               ------------   -------------   -------------
     Net cash provided by (used in) financing activities          5,590,920      (1,312,420)      1,222,738
                                                               ------------   -------------   -------------

Net increase (decrease) in cash                                     531,462         (64,742)       (576,430)
Cash at beginning of year                                            27,498          92,240         668,670
                                                               ------------   -------------   -------------

Cash at end of year                                            $    558,960   $      27,498   $      92,240
                                                               ============   =============   =============

Supplemental schedule of cash flow information:
   Cash paid during the year for:
     Interest                                                  $  4,764,516   $   3,761,913   $   4,249,042
                                                               ============   =============   =============
     Income taxes                                              $      2,000   $          --   $          --
                                                               ============   =============   =============





                   The accompanying notes are an integral part of these consolidated financial statements

                              OVERHILL FARMS, INC.

Supplemental schedule of noncash investing and financing activities:

In connection with the Company's refinancing in November 1999, warrants to purchase 17.5% of the Company's common stock at a nominal exercise price were issued having an estimated fair market value of $2,370,000.

In connection with the Company's refinancing in November 1999, the Company accrued a $500,000 liability related to a cash payment obligation of the Company in the event the Company does not repurchase the warrants to purchase 17.5% of its common stock, which were issued in connection with the refinancing.

In connection with the Company's acquisition of Chicago Brothers during fiscal 2000, $900,000 of the purchase price was represented by a note payable to the seller.

In connection with the Company's refinancing in December 1997, warrants to purchase 30% of the common stock of the Company's common stock at a nominal exercise price were issued having an estimated fair market value of $1,200,000.

                   The accompanying notes are an integral part of these consolidated financial statements

                              OVERHILL FARMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. COMPANY AND ORGANIZATIONAL MATTERS

   Nature of Business

   Overhill Farms, Inc. (the Company or Overhill Farms) is a producer of high quality entrees, plated meals, meal components, soups, sauces and poultry, meat and fish specialties. From May 5, 1995 through October 1, 2000, the Company has been a wholly owned subsidiary of Overhill Corporation, formerly known as Polyphase Corporation (the Parent), subject to warrants outstanding to purchase Overhill Farms' common stock (see Note 7).

   On May 5, 1995, the Company purchased substantially all of the operating assets and assumed certain liabilities of IBM Foods, Inc. (IBM), for $31.3 million. Prior to its acquisition by the Company, IBM was engaged in the business of producing high-quality entrees, plated meals, soups, sauces, and poultry, meat and fish specialties primarily for customers in the airline, weight loss, and restaurant chain industries in the United States. The Company is using the net assets acquired in substantially the same business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Principles of Consolidation

   The consolidated financial statements include the accounts of Overhill
   Farms and its wholly owned subsidiary. All material intercompany accounts and transactions, except for those with its Parent, have been eliminated. Certain prior year amounts have been reclassified to conform with the current period presentation.

   Fiscal Year

   The Company utilizes a 52- to 53-week accounting period, which ends on the last Sunday of September in each fiscal year if September 30 does not fall on a Saturday, or October 1 if September 30 falls on a Saturday. In fiscal 2000, the Company had a 53-week accounting period.

   Deferred Financing Costs

   Debt financing costs are deferred and amortized as additional interest expense using the straight-line method over the term of the related debt. Amortization of these costs totaled $409,375, $954,252 and $819,387 for the years ended October 1, 2000, September 26, 1999 and September 27, 1998, respectively. As a result of the November 1999 refinancing related to the Union Bank line of credit and LLCP debt (see Note 6), the Company recorded an extraordinary charge of $838,135, net of income tax benefit of $452,296, to write off certain of these deferred costs related to previous financings. Additionally, as a result of a prior refinancing in December 1997, the Company recorded an extraordinary charge of $369,743, net of income tax benefit of $246,496, to write off certain of these deferred costs related to other previous refinancings.

                              OVERHILL FARMS, INC.

   Concentrations of Credit Risk

   The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of trade receivables. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers.

   For the years ended October 1, 2000, September 26, 1999 and September 27, 1998, the Company's write-offs, net of recoveries, to the allowance for doubtful accounts were immaterial.

   Financial Instruments

   The fair value of financial instruments is determined by reference to market data and by other valuation techniques as appropriate. Unless otherwise disclosed, the fair value of financial instruments approximates their recorded values.

   Inventories

   Inventories, which include material, labor, and manufacturing overhead, are stated at the lower of cost, which approximates the first-in, first-out
   (FIFO) method, or market. For the year ended September 27, 1998, the Company had net write-offs to its inventory reserve of $245,000.

   Concentration of Sources of Labor

   The Company's total hourly and salaried workforce consists of approximately 1,050 employees. Approximately 67% of the Company's workforce is covered by collective bargaining agreements expiring in fiscal years 2003 and 2004.

   Property and Equipment

   The cost of property and equipment is depreciated over the estimated useful lives of the related assets, which range from three to eight years. Leasehold improvements are amortized over the lesser of the term of the related lease or the estimated useful lives of the assets. Depreciation is generally computed using the straight-line method. Depreciation expense and amortization of leasehold improvements totaled $754,552, $1,245,461 and $1,375,215 for the years ended October 1, 2000, September 26, 1999 and September 27, 1998, respectively.

                              OVERHILL FARMS, INC.

Expenditures for maintenance and repairs are charged to expense as incurred. Betterments and major renewals are capitalized. Costs and related accumulated depreciation of properties sold or otherwise retired are eliminated from the accounts, and gains or losses on disposals are included in other income (expense).

Excess of Cost Over Fair Value of Net Assets Acquired

The excess of cost over fair value of net assets acquired (goodwill) at the date of acquisition is amortized on a straight-line basis over 20 years. The Company determines the period to be benefited by using qualitative measuring factors such as competition, demand and obsolescence, as well as legal, regulatory and contractual provisions. In addition, the Company evaluates the existence of goodwill impairment on the basis of whether the goodwill is fully recoverable from projected, undiscounted cash flows of the related business unit.

Revenue Recognition

Sales are recognized when products are shipped. The Company provides for estimated returns and allowances at the time of sale.

Income Taxes

Deferred income taxes recorded using the liability method reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Income Per Share

Included in the income per share calculation for the periods presented, the Company had 166.04 weighted average potential dilutive common shares which were related to the warrants issued and outstanding to Levine Leichtman Capital Partners II, L.P. for a portion of fiscal 2000; 232.5 weighted average potential dilutive common shares, which were related to the warrants issued and outstanding to The Long Horizons Fund, L.P. for fiscal 1999 and a portion of fiscal 2000; and 7.75 weighted average potential dilutive common shares which were related to the warrants issued and outstanding to Durham Capital for all of fiscal 1999 and 2000. In 1998, there was no dilutive effect as losses were incurred for the fiscal period's operations.

                              OVERHILL FARMS, INC.

   New Accounting Pronouncement

   In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), as amended, which is required to be adopted by the Company on October 2, 2000. SFAS No. 133 requires that all derivatives be recorded on the balance sheet at fair value. Changes in derivatives that are not hedges are adjusted to fair value through income. Changes in derivatives that meet the Statement's hedge criteria will either be offset through income or recognized in other comprehensive income until the hedged item is recognized in earnings. The adoption of SFAS 133 on October 2, 2000 did not have any impact on the Company's financial condition, results of operations or cash flows.

   Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. RECEIVABLE FROM PARENT

   From time to time, Overhill Farms has made advances to the Parent for various purposes. These advances totaled approximately $11.6 million at October 1, 2000 and $11.0 million at September 26, 1999. As there is substantial doubt as to its collectibility at October 1, 2000, the Company has classified this receivable from Parent as a reduction in shareholder's equity.

4. COMMON STOCK WARRANTS

   On July 7, 1999, as part of a strategic alliance with Armanino Foods of Distinction, Inc. (Armanino), Armanino granted the Company a warrant to acquire 100,000 shares of Armanino common stock at an exercise price of $3 per share. As of September 26, 1999, the Company had valued this warrant at $114,000 and had recorded a corresponding accrued liability for the performance commitment. During fiscal 2000, the Company discontinued its strategic alliance with Armanino and relinquished these warrants. Therefore, the asset and liability have been removed from the Company's books as of October 1, 2000.

                              OVERHILL FARMS, INC.

5. INVENTORIES

   Inventories are summarized as follows:

                                           October 1,        September 26,
                                              2000               1999
                                       --------------------------------------

         Raw ingredients                 $  7,819,621       $  5,010,895
         Finished product                   9,654,475          7,803,688
         Packaging                          1,469,740            861,285
         Inventory reserve                   (150,000)           (50,000)
                                       --------------------------------------
                                         $ 18,793,836       $ 13,625,868
                                       ======================================

6. LONG-TERM DEBT

   Long-term debt consists of the following:

                                                                                        October 1,            September 26,
                                                                                           2000                    1999
                                                                                        ----------            -------------
     Revolving credit agreement with Union Bank of California, N.A. (Union
     Bank), bearing interest at prime plus 0.25% or LIBOR plus 2.75%
     (approximately 9.5% at October 1, 2000), guaranteed by the Parent and collateralized by certain assets of Overhill Farms and the Overhill Farms
     common stock owned by the Parent.                                                 $14,493,967              $      --

     Secured senior subordinated note payable to Levine Leichtman Capital
     Partners II, L.P. (LLCP), net of discount of $2,391,667, bearing interest payable monthly at 12% until maturity in October 2004, guaranteed by the
     Parent and collateralized by certain assets of Overhill Farms.                     25,608,333                     --

     Term loan payable to Union Bank, bearing interest at prime plus 1%
     (approximately 10.5% at October 1, 2000), payable in monthly installments of $50,000 plus interest until November 24, 2002, at which time the remaining principal balance of $1,050,000 plus interest is due and payable, guaranteed by the Parent and collateralized by certain assets of Overhill
     Farms.                                                                              2,350,000                     --

                              OVERHILL FARMS, INC.

                                                                      October 1,     September 26,
                                                                         2000            1999
                                                                     ------------    -------------
   Unsecured promissory note, bearing interest at 9%,
   payable quarterly through June 2001 and thereafter in
   quarterly installments of $150,000 plus interest through
   maturity in December 2002. This note was issued in
   connection with the Chicago Brothers purchase and is
   subordinated to all indebtedness to Union Bank and to
   LLCP described above.                                                 900,000               --

   Senior subordinated notes payable due to a financial
   institution, net of discount of $466,667, bearing interest at prime plus 4.0% (12.25% at September 26, 1999) or 12.5%,
   whichever is greater. The note was repaid in November 1999.                --       22,708,333

   Revolving credit agreement with a financial institution,
   bearing interest at the Citibank base rate plus 1.5% and
   collateralized by accounts receivable and inventories. The
   agreement terminated upon repayment in November 1999.                      --        9,647,005

   Other                                                                 276,964               --
                                                                    -------------    -------------
                                                                      43,629,264       32,355,338

   Less current maturities                                            (2,769,652)              --
                                                                    -------------    -------------

   Total long-term debt                                              $40,859,612      $32,355,338
                                                                    =============    =============

   Scheduled maturities of long-term debt are summarized as follows:

          2001                                      $ 2,769,652
          2002                                        1,247,101
          2003                                       15,841,068
          2004                                           47,101
          2005                                       26,116,009
                                                   -------------
          Total                                      46,020,931
          Less unamortized debt discount             (2,391,667)
                                                   -------------
                                                    $43,629,264
                                                   =============

                              OVERHILL FARMS, INC.

   In November 1999, Overhill Farms refinanced substantially all of its existing debt. The total facility amounted to $44 million, consisting of a $16 million line of credit provided by Union Bank together with $28 million in the form of a five-year term loan provided by LLCP.

   The line of credit with Union Bank expires in November 2002 and provides for borrowings limited to the lesser of $16.0 million or an amount determined by a defined borrowing base consisting of eligible receivables and inventories ($22.3 million at October 1, 2000). Borrowings under the line of credit bear interest at a rate, as selected by Overhill Farms at the time of borrowing, of prime plus 0.25% or LIBOR plus 2.75%. The Union Bank agreement provides, among other things, that Overhill Farms will be subject to an unused line of credit fee of 0.25% per annum. The agreement contains various covenants including restrictions on capital expenditures, specified net worth levels and debt service ratios. In addition, the terms of the agreement generally prohibit loans, dividends or advances from Overhill Farms to the Parent and limit payments of taxes and other expenses to the Parent to specified levels.

   The term loan with LLCP provides for principal payments in an amount equal to 50% of the excess cash flow, as defined, for Overhill Farms' previous fiscal year, payable annually commencing in January 2001. The amount of such principal payment, based on excess cash flows, as defined, for the year ended October 1, 2000 was approximately $2.0 million. Such amount has been included in current maturities on the October 1, 2000 balance sheet. Voluntary principal payments are also permitted after October 31, 2001, subject to certain prepayment penalties. Any unpaid balance will be payable at maturity in October 2004. The agreement contains various covenants including restrictions on capital expenditures, minimum EBITDA and net worth levels, and specified debt service and debt-to-equity ratios. In addition, the terms of the agreement restrict changes in control; generally prohibit loans, dividends, or advances by Overhill Farms to the Parent and limit payments of taxes and other expenses to the Parent to specified levels. The agreement also requires Overhill Farms to pay to LLCP, during each January, annual consulting fees of $180,000.

   In connection with the agreement, LLCP was granted warrants to purchase 17.5% of the common stock of Overhill Farms, exercisable immediately at a nominal exercise price. During the first two years following the date of the agreement, Overhill Farms has the right to repurchase 5% of Overhill Farms' shares from LLCP for $3.0 million and/or to repurchase all 17.5% of the Overhill Farms shares subject to the LLCP warrant within five days of the term loan being repaid at their then determined fair market value. If such shares are not repurchased, LLCP will be entitled under the agreement to receive a cash payment of $500,000 from Overhill Farms. This amount is being charged to expense over the term of the facility. At the date of issuance, the warrants granted to LLCP were estimated to have a fair value of $2.37 million.

                              OVERHILL FARMS, INC.

   As a result of these transactions, Overhill Farms repaid in full the $22.7 million senior subordinated notes payable and the $9.6 million revolving line of credit that were outstanding at September 26, 1999. Additionally, Overhill Farms repurchased for $3.7 million the warrants held by the previous subordinated lender to purchase 30% of Overhill Farms' common stock. This transaction was treated as a reacquisition of minority interest, resulting in approximately $2.2 million of goodwill being recorded. Also in connection with the refinancing, Overhill Farms was permitted to make a one-time advance of $1.25 million to its Parent for working capital and other specified purposes. Overhill Farms incurred costs and expenses in connection with the refinancing totaling approximately $1.9 million, substantially all of which was paid to the lenders. The early extinguishment of the previous indebtedness resulted in an after-tax extraordinary charge to operations of $838,135 during the year ended October 1, 2000. A similar extraordinary charge of approximately $600,000 was incurred as a result of a previous refinancing during the year ended September 27, 1998.

7. SHAREHOLDER'S EQUITY

   In connection with the financing provided by LLCP in November 1999 (see Note
   6), the Company granted stock purchase warrants that entitle LLCP to immediately acquire 17.5% of its common stock, at a nominal exercise price. Such warrants were valued at $2.37 million, which has been recorded as a debt discount and is being amortized over the term of the LLCP loan. During the first two years following the date of the agreement, Overhill Farms has the right to repurchase 5% of Overhill Farms' shares from LLCP for $3 million and/or to repurchase all 17.5% of the Overhill Farms' shares subject to the LLCP warrant within five days of the loan being repaid at their then determined fair market value. If such shares are not repurchased, LLCP will be entitled under the agreement to receive a cash payment of $500,000 from Overhill Farms.

   In connection with the Company's fiscal 1998 refinancing (see Note 6), the Company granted stock purchase warrants that entitled the holder to immediately acquire, at $0.01 per share, 30% of the common stock of Overhill Farms. Such warrants were valued at $1,200,000, which was recorded as debt discount and which was being amortized during the period such loan was outstanding. The agreement provided that warrants for the purchase of 25% of Overhill Farms could be repurchased by the Company for $2,000,000 during the two-year period following the date of the agreement. In June 1998, in connection with amending certain covenants and restrictions, the percentage of Overhill Farms that the Company could repurchase for $2,000,000 was reduced to 20% from 25%. In connection with the November 1999 refinancing discussed above, Overhill Farms repurchased all warrants held by the previous subordinated lender for a total consideration of $3.7 million. This transaction was treated as a reacquisition of a minority interest, resulting in approximately $2.2 million of goodwill being recorded in connection with this repurchase transaction.

   Also, in connection with the refinancing in December 1997, an unrelated consultant was issued a warrant to purchase 1% of Overhill Farms' common stock at a purchase price of $50,000. The warrant was exercised subsequent to October 1, 2000.

                              OVERHILL FARMS, INC.

8.  ACCRUED LIABILITIES

    Accrued liabilities consist of the following:

                                            October 1,    September 26,
                                              2000            1999
                                         ------------------------------

      Compensation                         $ 1,215,547    $   908,017
      Taxes other than income taxes            422,787        165,262
      Interest payable                         200,289        361,533
      Income taxes payable to Parent         1,261,779      1,078,437
      Other                                  1,332,856        263,819
                                         ------------------------------
                                           $ 4,433,258    $ 2,777,068
                                         ==============================

9.  INCOME TAXES

    Income tax expense (benefit) consists of the following:

                                                    For the Years Ended
                                      --------------------------------------------------
                                        October 1,      September 26,     September 27,
                                           2000             1999              1998
                                      --------------   --------------    ---------------
      Current:
        Federal                         $1,164,944       $  706,009        $   305,693
        State                                1,600          229,234               (800)
                                      --------------   --------------    ---------------
         Total current                   1,166,544          935,243            304,893

      Deferred:
        Federal                            178,662         (246,072)          (295,721)
        State                                   --          (44,437)           (53,404)
                                      --------------   --------------    ---------------
      Total deferred                       178,662         (290,509)          (349,125)
                                      --------------   --------------    ---------------

      Total income tax provision        $1,345,206       $  644,734        $   (44,232)
                                      ==============   ==============    ===============

    The total income tax provision was 35.1%, 39.1% and 24.5% of pretax income for the years ended October 1, 2000, September 26, 1999 and September 27, 1998, respectively. A reconciliation of income taxes with the amounts computed at the statutory federal rate follows:

                              OVERHILL FARMS, INC.

                                                            For the Years Ended
                                               -----------------------------------------------
                                                 October 1,    September 26,    September 27,
                                                    2000           1999            1998
                                               ------------   -------------    ---------------
   Computed tax provision at federal
     statutory rate (34%)                       $1,304,796     $  559,952       $    (61,339)
   State income tax provision, net of
     federal benefit                                28,378        101,121            (11,077)
   Permanent items                                  12,032         56,194              3,805
   Other                                                --        (72,533)            24,379
                                               ------------   -------------    ---------------
                                                $1,345,206     $  644,734       $    (44,232)
                                               ============   =============    ===============

   The deferred tax assets and deferred tax liabilities recorded on the balance sheet are as follows:

                                        October 1, 2000               September 26, 1999
                                 ------------------------------------------------------------
                                   Deferred       Deferred         Deferred       Deferred
                                     Tax             Tax             Tax             Tax
                                    Assets       Liabilities        Assets       Liabilities
                                 ------------  --------------    ------------  --------------
   Current:
      Other (A/R, inventory)      $  222,871    $        --        $  30,114    $        --
      Accrued liabilities            314,041             --          211,112             --
      Prepaid expenses                    --       (263,590)              --       (124,963)
      Inventories                         --             --          111,714             --
                                 ------------  --------------    ------------  --------------
                                     536,912       (263,590)         352,940       (124,963)

   Noncurrent:
      Depreciation                   465,815             --          616,908             --
      Goodwill                            --       (772,143)              --       (699,225)
      Other                               --             --               --             --
                                 ------------  --------------    ------------  --------------
                                     465,815       (772,143)         616,908       (699,225)
                                 ------------  --------------    ------------  --------------
   Total deferred taxes           $1,002,727    $(1,035,733)      $  969,848    $  (824,188)
                                 ============  ==============    ============  ==============

                              OVERHILL FARMS, INC.

10. COMMITMENTS AND CONTINGENCIES

    Commitments

    Future minimum lease payments for all operating leases at October 1, 2000 are as follows:

                   2001                             $1,928,939
                   2002                                970,221
                   2003                                385,781
                   2004                                 21,626
                   2005                                     --
                                                   ------------
                                                    $3,306,567
                                                   ============

    The Company leases substantially all of its facilities under operating leases expiring through November 2004. Certain of the leases provide for renewal options for periods from 2001 to 2005 at substantially the same terms as the current leases.

    Rent expense, including monthly equipment rentals, was approximately $2,060,000, $1,785,000 and $1,640,000 for the years ended October 1, 2000,
    September 26, 1999 and September 27, 1998, respectively.

    Significant Customers

    Significant customers accounted for the following percentages of the Company's sales:

                                     October 1,  September 26,  September 27,
                                       2000          1999            1998
                                   -------------------------------------------

       Jenny Craig, Inc.                12%           19%             32%
       American Airlines, Inc.          13%           18%             15%
       Delta Airlines                   11%            1%              2%
       Panda Express                    12%            8%              1%
       King's Hawaiian                  16%           17%             15%

    No other customer accounted for sales of 10% or more in the periods presented.

    Contingencies

    The Company is involved in certain legal actions and claims arising in the ordinary course of business. Management believes (based, in part, on advice of legal counsel) that such contingencies will be resolved without material effect on the Company's financial condition, results of operations or cash flows.

                              OVERHILL FARMS, INC.

11. RELATED PARTY TRANSACTIONS

    The Company's parent charges management fees for various expenses related to the oversight of the Company. Management fees totaled $350,000 for each of the years ended October 1, 2000, September 26, 1999 and September 27, 1998 and are included in selling, general and administrative expenses.

12. EMPLOYEE BENEFIT PLANS

    In April 1997, Overhill Farms introduced a retirement savings plan under
    Section 401(k) of the Internal Revenue Code. The plan covers substantially all non-union employees meeting minimum service requirements. Under the plan, contributions are voluntarily made by employees. Overhill Farms does not provide for a match to the employees' contributions, and its expenses related to the plan have not been significant.

13. ASSETS ACQUIRED

    In August 2000, Overhill Farms purchased certain assets of the Chicago Brothers food operations from SSE Manufacturing, Inc., a subsidiary of Schwan's Sales Enterprises, Inc. (Schwan's). Under the terms of the agreement, Overhill Farms acquired the production and food processing equipment together with certain leasehold interests and improvements in two plants and an administrative facility in San Diego, California. The transaction was accounted for using the purchase method of accounting. The purchase price of the assets amounted to a total of $4.2 million, consisting of cash of $3.3 million, a significant portion of which was provided by a term loan from Union Bank, and a $900,000 note payable to the seller (see
    Note 6). The Company recorded approximately $3.3 million of goodwill on the transaction, which is being amortized over 20 years. In addition, Overhill Farms also entered into a three-year renewable agreement to provide Schwan's with a specified number of pounds of meals and meal components. Results of the acquired operations have been combined with the Company's results for the period subsequent to the acquisition date. As this acquisition was not material, the Company has not presented any pro forma financial information.

                              OVERHILL FARMS, INC.

14. QUARTERLY FINANCIAL DATA (Unaudited)

                                                 For the Year Ended October 1, 2000
                                   ----------------------------------------------------------------
                                    January 2          April 2           July 2          October 1
                                   -----------       -----------       -----------      -----------
  Net revenues                     $34,162,058       $32,580,559       $37,203,156      $41,095,442

  Gross profit                       7,066,854         6,240,762         7,227,381        7,249,843

  Operating income                   2,837,488         2,448,588         2,917,771        2,609,145

  Extraordinary item                  (838,135)               --                --               --

  Net income                           120,630           603,137           909,232          859,430

  Net income per share             $    121.47       $    635.69       $    958.31      $    905.82

                                                 For the Year Ended September 26,  1999
                                   -----------------------------------------------------------------
                                   December 27        March 28           June 27       September 26
                                   -----------       -----------       -----------     ------------
  Net revenues                     $24,058,567       $27,447,470       $28,593,383      $32,396,306

  Gross profit                       3,939,462         4,493,682         5,216,337        6,549,723

  Operating income                   1,401,759         1,606,209         2,005,945        2,370,474

  Net income                             6,527            90,993           324,939          579,722

  Net income per share             $      6.43       $     89.63       $    320.06      $    571.01

15. SUBSEQUENT EVENT (Unaudited)

    On August 14, 2001, Overhill Corporation's Board of Directors approved a plan to spin-off Overhill Farms, Inc. to stockholders of the Parent. Overhill Corporation will accomplish the spin-off by distributing, in the form of a dividend, 100% of its ownership of Overhill Farms, Inc. common stock, representing 99% of the issued and outstanding common stock of Overhill Farms, Inc., to Overhill Corporation stockholders of record as of September 18, 2001. This record date was subsequently extended to September 28, 2001. Overhill Corporation stockholders will each receive one share of Overhill Farms, Inc. common stock for every two shares of Overhill Corporation common stock they own as of the date of record. Any Overhill Corporation stockholder entitled to a fractional share under this formula will receive a full share instead of a fractional share in connection with the distribution. Overhill Corporation has requested, and expects to receive, a tax opinion from Ernst & Young LLP stating that the spin-off transaction should be tax-free to both Overhill Corporation and its stockholders.

    The spin-off is intended to separate Overhill Farms, Inc. and its Parent's subsidiary, Texas Timberjack, Inc., so that each Company's management team can focus on its specific industry. The spin-off is also intended to enable both companies to attract and retain key employees and to reward them with compensation plans directly tied to the success of each business. Also, the assets, debt, liabilities, and organizational structure of the two post-spin-off companies will be more clearly defined. Immediately after the spin-off transaction becomes effective, which is expected to be in October 2001, Overhill Corporation will not own any shares of Overhill Farms, Inc. common stock. Following the spin-off, Overhill Farms, Inc. will become an independent public company, and it is in the process of registering its common stock with the Securities and Exchange Commission.

    In connection with the spin-off transaction, Overhill Corporation and Overhill Farms, Inc. will have entered into various agreements that address the allocation of assets and liabilities between the two companies and that define the relationship between the two companies after the separation. These agreements are primarily to involve the plan of distribution, in which the two companies will provide for, among other things, the principal corporate transactions required to effect the spin-off and treatment of current and future tax matters, including the treatment of income tax matters for periods through the date of the spin-off and responsibility for any adjustments as a result of an audit by any taxing authority. In connection with the spin-off transaction, the Company expects to enter into a term note agreement whereby Overhill Corporation will be contractually obligated to Overhill Farms for advances made during the periods the two companies operated under a subsidiary-parent relationship. The agreement is expected to be in the form of a three-year, $10.1 million note payable from Overhill Corporation to Overhill Farms bearing interest at a rate of 3.82% per annum. The note is expected to mature in September 2004. Overhill Farms has previously classified these net advances as a reduction in shareholder's equity and, subsequent to the spin-off, Overhill Farms will not record a value for this note receivable in its consolidated financial statements.

    Prior to and in connection with the spin-off, the Company's current board of directors and shareholders expect to approve several corporate actions. These include (a) declaring a stock split to create the increased number of common shares necessary to effect the spin-off as planned, (b) adopting a stock option and incentive plan which will enable the board of directors and management to competitively compensate and incentivize key employees, and
    (c) adopting a shareholder rights plan that will enable its shareholders, other than a hostile acquiror, to buy our shares at a substantially discounted price if any third party were to acquire a certain percentage of shares. Upon declaration of the stock split, which would be required to occur prior to the effective date of the spin-off, income per share calculations in all of the Company's future financial statements would be restated to reflect additional common shares outstanding as of the beginning of each period presented.

    A significant portion of the Company's business is derived from the airline industry. For the nine months ended July 1, 2001, $40.8 million, or approximately 34% of our revenues, were derived from airline customers. The terrorist attacks of September 11, 2001 on the World Trade Center in New York and the Pentagon in Washington, D.C. using hijacked commercial aircraft have been highly publicized. The impacts that these events may have on the airline industry in generally, and on the Company's business in particular, are not known at this time. The effects of these tragic events could include, among other things, a decreased demand for air travel due to fears regarding additional acts of terrorism and increased costs and reduced operations, including meal service, by airlines due to new security directives adopted by the Federal Aviation Administration. In addition, airlines may reduce meal service as a cost saving measure in response to a decline in air travel. In fact, American Airlines, one of our largest airline customers, has already announced reduced meal service on certain domestic flights. A significant portion of the Company's business focuses on the airline industry, and these effects, depending upon their scope and duration, which we cannot predict at this time, could negatively impact on our financial position, results of operations or cash flows.

                              OVERHILL FARMS, INC.

                     CONSOLIDATED CONDENSED BALANCE SHEETS


                                     Assets

                                                                         July 1,         October 1,
                                                                          2001              2000
                                                                      -------------     ------------
                                                                       (Unaudited)
Current assets:
   Cash                                                                $   415,543      $   558,960
   Accounts receivable, net of allowance for doubtful
     accounts of $25,000 and $55,000 in 2001 and 2000,
     respectively                                                       16,065,912       18,045,456
   Inventories                                                          18,376,947       18,793,836
   Prepaid expenses and other                                            1,813,378        1,345,586
   Deferred taxes                                                          273,322          273,322
                                                                      -------------    -------------
           Total current assets                                         36,945,102       39,017,160
                                                                      -------------    -------------

Property and equipment:
   Fixtures and equipment                                               10,075,222        9,374,329
   Leasehold improvements                                                1,144,898        1,148,517
   Automotive equipment                                                     62,028           63,495
                                                                      -------------    -------------
                                                                        11,282,148       10,586,341
   Less accumulated depreciation                                        (6,703,192)      (6,376,867)
                                                                      -------------    -------------

                                                                         4,578,956        4,209,474
                                                                      -------------    -------------
Other assets:
   Excess of cost over fair value of net assets acquired,
     net of accumulated amortization of $3,539,148 and
     $2,916,593 in 2001 and 2000, respectively                          12,395,877       12,985,967
   Deferred financing costs, net of accumulated amortization
     of $639,914 and $313,045 in 2001 and 2000, respectively             1,292,993        1,619,862
   Other                                                                    83,612          113,603
                                                                      -------------    -------------
                                                                        13,772,482       14,719,432
                                                                      -------------    -------------

Total assets                                                           $55,296,540      $57,946,066
                                                                      =============    =============




                   The accompanying notes are an integral part of these consolidated financial statements

                              OVERHILL FARMS, INC.

                      Liabilities and Shareholder's Equity

                                                                                  July 1,               October 1,
                                                                                   2001                    2000
                                                                               ------------           ------------
                                                                               (Unaudited)
Current liabilities:
   Accounts payable, primarily trade                                           $ 11,851,759           $ 10,495,545
   Accrued liabilities                                                            3,093,541              4,433,258
   Current maturities of long-term debt                                           2,769,652              2,769,652
                                                                               ------------           ------------
           Total current liabilities                                             17,714,952             17,698,455

Deferred taxes                                                                      306,328                306,328
Long-term debt, less current maturities                                          35,002,844             40,859,612
                                                                               ------------           ------------
           Total liabilities                                                     53,024,124             58,864,395
                                                                               ------------           ------------

Commitments and contingencies

Shareholder's equity:
   Common stock, $0.01 par value, authorized 1,000,000 shares, issued and outstanding 782.75 and 775 shares at July 1, 2001 and October
     1, 2000, respectively                                                                8                      8
   Additional paid-in capital                                                     3,824,614              3,774,614
   Receivable from Parent                                                       (10,137,187)           (11,633,187)
   Warrants to purchase common stock                                              2,370,000              2,370,000
   Retained earnings                                                              6,214,981              4,570,236
                                                                               ------------           ------------
           Total shareholder's equity                                             2,272,416               (918,329)
                                                                               ------------           ------------

Total liabilities and shareholder's equity                                     $ 55,296,540           $ 57,946,066
                                                                               ============           ============

                   The accompanying notes are an integral part of these consolidated financial statements

                              OVERHILL FARMS, INC.

                 CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

                                   (Unaudited)

                                                                              For the Nine Months Ended
                                                                      ---------------------------------------
                                                                       July 1, 2001             July 2, 2000
                                                                      -------------             -------------
Net revenues                                                          $ 119,585,953             $ 103,945,773
Cost of sales                                                            98,010,340                83,410,776
                                                                      -------------             -------------
Gross profit                                                             21,575,613                20,534,997

Selling, general and administrative expenses                             14,236,917                12,331,150
                                                                      -------------             -------------

Operating income                                                          7,338,696                 8,203,847

Other income (expense):
  Interest expense                                                       (4,060,789)               (3,889,524)
  Amortization of deferred financing costs                                 (326,869)                 (307,826)
  Other income (expense)                                                   (203,477)                   12,674
                                                                      -------------             -------------

Total other expenses                                                     (4,591,135)               (4,184,676)
                                                                      -------------             -------------
Income before income taxes and extraordinary item                         2,747,561                 4,019,171

Income tax provision                                                     (1,102,816)               (1,548,037)
                                                                      -------------             -------------

Income before extraordinary item                                          1,644,745                 2,471,134

Extraordinary item - early extinguishment of debt, net
  of income tax benefit of $452,296                                              --                  (838,135)
                                                                      -------------             -------------

Net income                                                            $   1,644,745             $   1,632,999
                                                                      =============             =============

                   The accompanying notes are an integral part of these consolidated financial statements

                              OVERHILL FARMS, INC.

                                   (Unaudited)

                                                              For the Nine Months Ended
                                                         ----------------------------------
                                                            July 1, 2001       July 2, 2000
                                                         ----------------------------------
Per share data - basic and diluted:

  Net income per common share - basic and diluted:

       Income before extraordinary item                       $2,100.57        $3,188.56

       Extraordinary item                                            --        (1,081.46)
                                                              ---------        ---------

Net income per common share - basic                           $2,100.57        $2,107.10
                                                              =========        =========

Net income per common share - diluted                         $1,713.28        $1,701.04
                                                              =========        =========

Weighted average shares outstanding - basic                         783              775
                                                              =========        =========

Weighted average shares outstanding - diluted                       960              960
                                                              =========        =========

                   The accompanying notes are an integral part of these consolidated financial statements

                              OVERHILL FARMS, INC.

                CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

                                  (Unaudited)

                                                                               For the Nine Months Ended
                                                                         ------------------------------------
                                                                         July 1, 2001           July 2, 2000
                                                                         ------------           ------------
Cash flows provided by (used in) operating activities:
     Net income                                                          $ 1,644,745            $ 1,632,999
     Adjustments to reconcile net income to net cash provided
       by operating activities:
         Depreciation and amortization                                     1,377,590              1,457,649
         Amortization of discount on long-term debt                          430,500                368,167
         Early extinguishment of debt                                             --              1,290,431
         Provision for doubtful accounts                                      15,000                 30,000
     Changes in:
         Accounts receivable                                               1,964,544             (4,495,319)
         Inventories                                                         416,889             (1,195,668)
         Prepaid expenses and other                                         (437,801)            (1,225,014)
         Accounts payable                                                  1,156,214              2,243,371
         Accrued liabilities                                                 656,283                833,445
                                                                         -----------            -----------
           Net cash provided by operating activities                       7,223,964                940,061
                                                                         -----------            -----------
Cash flows used in investing activity:
     Net additions to property, plant and equipment                         (830,113)              (592,974)
                                                                         -----------            -----------
           Cash used in investing activity                                  (830,113)              (592,974)
                                                                         -----------            -----------

                   The accompanying notes are an integral part of these consolidated financial statements

                              OVERHILL FARMS, INC.

                 CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

                                   (Unaudited)

                                                                           For the Nine Months Ended
                                                                     -------------------------------------
                                                                     July 1, 2001             July 2, 2000
                                                                     ------------             ------------
Cash flows provided by (used in) financing activities:
     Net borrowings (principal payments) on line of credit
       arrangements                                                  $ (3,787,510)            $    854,455
         Principal payments on long-term debt                          (2,499,758)             (22,675,000)
         Proceeds from long-term debt                                          --               28,282,602
         Deferred financing costs                                              --               (1,832,907)
         Repurchase of stock warrants                                          --               (3,700,000)
         Exercise of stock warrants                                        50,000                       --
         Payments to Parent                                              (300,000)              (1,250,000)
                                                                     ------------             ------------
             Net cash used in financing activities                     (6,537,268)                (320,850)
                                                                     ------------             ------------

Net increase (decrease) in cash                                          (143,417)                  26,237
Cash at beginning of period                                               558,960                   27,498
                                                                     ------------             ------------
Cash at end of period                                                $    415,543             $     53,735
                                                                     ============             ============

Supplemental schedule of cash flow information:
 Cash paid during the period for:
       Interest                                                      $  3,560,378             $  3,649,149
                                                                     ============             ============
       Income taxes                                                  $         --               $       --
                                                                     ============             ============

                   The accompanying notes are an integral part of these consolidated financial statements

                              OVERHILL FARMS, INC.

                                   (Unaudited)

Supplemental schedule of non-cash investing and financing activities:

In connection with the Company's refinancing in November 1999, warrants to purchase 17.5% of the Company's common stock at a nominal exercise price were issued having an estimated fair market value of $2,370,000.

In connection with the Company's refinancing in November 1999, the Company accrued a $500,000 liability related to a cash payment obligation of the Company in the event the Company does not repurchase the warrants to purchase 17.5% of its common stock that were issued in connection with the refinancing.

                   The accompanying notes are an integral part of these consolidated financial statements

                              OVERHILL FARMS, INC.

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

1. COMPANY AND ORGANIZATIONAL MATTERS

   Nature of Business and Basis of Presentation

   Overhill Farms, Inc. (the Company or Overhill Farms) is a producer of high-quality entrees, plated meals, meal components, soups, sauces and poultry, meat and fish specialties. From May 5, 1995 through July 1, 2001, the Company has been a wholly or 99%-owned subsidiary of Overhill Corporation, formerly known as Polyphase Corporation (the Parent), subject to warrants outstanding to purchase Overhill Farms' common stock. The consolidated financial statements include the accounts of Overhill Farms, Inc. and its subsidiary. All material intercompany accounts and transactions, except for those with its Parent, have been eliminated. Certain prior year amounts have been reclassified to conform with the current period presentation.

   The financial statements included herein have been prepared by the Company, without an audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations. The Company believes that the disclosures are adequate to make the information presented not misleading. The information presented reflects all adjustments, consisting solely of normal recurring adjustments, which are, in the opinion of management, necessary for a fair statement of the results for the interim periods when read in conjunction with the audited financial statements and notes thereto included in this information statement for the fiscal years ended October 1, 2000.

   The consolidated balance sheet at October 1, 2000 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements.

2. INCOME PER SHARE

   Included in the income per share calculation for the periods presented, the Company had 166.04 weighted average potential dilutive common shares which were related to the warrants issued and outstanding to Levine Leichtman Capital Partners II, L.P. for the nine months ending July 1, 2001 and a portion of the nine months ending July 2, 2000; 232.5 weighted average potential dilutive common shares, which were related to the warrants issued and outstanding to The Long Horizons Fund, L.P. for a portion of the nine months ending July 2, 2000; and 7.75 weighted average potential dilutive common shares which were related to the warrants issued and outstanding to Durham Capital for a portion of the nine months ending July 1, 2001 and all of the nine months ending July 2, 2000. The Durham Capital warrants were exercised during the nine months ending July 1, 2001.

                              OVERHILL FARMS, INC.

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

3. RECEIVABLE FROM PARENT

   From time to time, Overhill Farms has made advances to the Parent for various purposes. These advances totaled approximately $10.1 million at July 1, 2001 and $11.6 million at October 1, 2000. As there is substantial doubt as to its collectibility at July 1, 2001, the Company has classified this receivable from Parent as a reduction in shareholder's equity.

4. INVENTORIES

   Inventories are summarized as follows:

                                             July 1,          October 1,
                                              2001               2000
                                        ----------------   ---------------

         Raw ingredients                $      7,637,686   $     7,819,621
         Finished product                      9,356,432         9,654,475
         Packaging                             1,452,565         1,469,740
         Inventory reserve                       (69,736)         (150,000)
                                        ----------------   ---------------
                                        $     18,376,947   $    18,793,836
                                        ================   ===============

5. LONG-TERM DEBT

   In November 1999, the Company refinanced substantially all of its existing debt. The total facility amounted to $44 million, consisting of a $16 million line of credit provided by Union Bank of California, N.A. (Union Bank), together with $28 million in the form of a five-year term loan provided by Levine Leichtman Capital Partners II, L.P. (LLCP).

   The line of credit with Union Bank expires in November 2002 and provides for borrowings limited to the lesser of $16.0 million or an amount determined by a defined borrowing base consisting of eligible receivables and inventories. Borrowings under the line of credit bear interest at a rate, as selected by Overhill Farms at the time of borrowing, of prime plus 0.25% or LIBOR plus 2.75%. The Union Bank agreement provides, among other things, that Overhill Farms will be subject to an unused line of credit fee of 0.25% per annum. The agreement contains various covenants including restrictions on capital expenditures, specified net worth levels and debt service ratios. In addition, the terms of the agreement generally prohibit loans, dividends or advances from Overhill Farms to its Parent and limit payments of taxes and other expenses to its Parent to specified levels.

   The term loan with LLCP provides for principal payments in an amount equal to 50% of the excess cash flow, as defined, for Overhill Farms' previous fiscal year, payable annually commencing in January 2001. The amount of such principal payment, based on excess cash flows, as defined, for the year ended October 1, 2000 was approximately $2.0 million. Such amount has been included in current maturities on the October 1, 2000 balance sheet. Voluntary principal payments are also permitted after October 31, 2001, subject to certain prepayment penalties. Any unpaid balance will be payable at maturity in October 2004. The

                              OVERHILL FARMS, INC.

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

   agreement contains various covenants including restrictions on capital expenditures, minimum EBITDA and net worth levels, and specified debt service and debt-to-equity ratios. In addition, the terms of the agreement generally prohibit loans, dividends, or advances by Overhill Farms to the Company and limit payments of taxes and other expenses to its Parent to specified levels. The agreement also requires Overhill Farms to pay to LLCP, during each January, annual consulting fees of $180,000.

   In connection with the agreement, LLCP was granted stock warrants to purchase 17.5% of the common stock of Overhill Farms, exercisable immediately at a nominal exercise price. During the first two years following the date of the agreement, Overhill Farms has the right to repurchase 5% of Overhill Farms' shares from LLCP for $3.0 million and/or to repurchase all 17.5% of the Overhill Farms' shares subject to the LLCP warrant within five days of the term loan being repaid at their then determined fair market value. If such shares are not repurchased, LLCP will be entitled under the agreement to receive a cash payment of $500,000 from Overhill Farms. This amount is being charged to expense over the term of the facility. At the date of issuance, the warrants granted to LLCP were estimated to have a fair value of $2.37 million.

   As a result of these transactions, Overhill Farms repaid in full the $22.7 million senior subordinated notes payable and the $9.6 million revolving line of credit were outstanding at September 26, 1999. Additionally, Overhill Farms repurchased for $3.7 million the warrants held by the previous subordinated lender to purchase 30% of Overhill Farms' common stock. This transaction was treated as a reacquisition of minority interest, resulting in approximately $2.2 million of goodwill being recorded. Also in connection with the refinancing, Overhill Farms was permitted to make a one-time advance of $1.25 million to its Parent for working capital and other specified purposes. Overhill Farms incurred costs and expenses in connection with the refinancing totaling approximately $1.9 million, substantially all of which was paid to the lenders. The early extinguishment of the previous indebtedness resulted in an after-tax extraordinary charge to operations of $838,135 during the nine-month period ended July 2, 2000.

6. CONTINGENCIES

   The Company is involved in certain legal actions and claims arising in the ordinary course of business. Management believes (based, in part, on advice of legal counsel) that such contingencies will be resolved without material effect on the Company's financial condition, results of operations or cash flows.

                              OVERHILL FARMS, INC.

7. SHAREHOLDERS' EQUITY

   In connection with a refinancing in December 1997, an unrelated consultant was issued a warrant to purchase 1% of Overhill Farms' common stock at a purchase price of $50,000. The warrant was exercised during the nine-month period ended July 1, 2001.

8. RECENT ACCOUNTING PRONOUNCEMENTS

   In June 2001, the Financial Accounting Standards Board issued Statement No. 142, Goodwill and Other Intangible Assets (SFAS 142), which requires that goodwill will no longer be amortized but instead will be tested at least annually for impairment by reporting unit. The Company is required to adopt SFAS 142 effective as of October 1, 2002, though early adoption as of October 1, 2001 is permitted. The Company is currently in the process of evaluating the relevant provisions of SFAS 142 and has not determined when SFAS 142 will be adopted or whether the adoption of SFAS 142 will have an immediate effect on the financial statements. However, amortization of goodwill, which amounted to approximately $623,000 and $471,000 for the nine-month periods ended July 1, 2001 and July 2, 2000, respectively, before any related tax effects, will be eliminated prospectively upon the adoption of SFAS 142.

   As of October 2, 2000, the Company adopted the provisions of Emerging Issues Task Force Issue No. 00-10, Accounting for Shipping and Handling Fees and Costs. The Company classifies shipping and handling costs as a component of selling, general and administrative expenses. Shipping and handling costs were approximately $6.9 million and $5.6 million for the nine-month periods ended July 1, 2001 and July 2, 2000, respectively.

9. SUBSEQUENT EVENTS (Unaudited)

   On August 14, 2001, Overhill Corporation's Board of Directors approved a plan to spin-off Overhill Farms, Inc. to stockholders of the Parent. Overhill Corporation will accomplish the spin-off by distributing, in the form of a dividend, 100% of its ownership of Overhill Farms, Inc. common stock, representing 99% of the issued and outstanding common stock of Overhill Farms, Inc., to Overhill Corporation stockholders of record as of September 18, 2001. This record date was subsequently extended to September 28, 2001. Overhill Corporation stockholders will each receive one share of Overhill Farms, Inc. common stock for every two shares of Overhill Corporation common stock they own as of the date of record. Any Overhill Corporation stockholder entitled to a fractional share under this formula will receive a full share instead of a fractional share in connection with the distribution. Overhill Corporation has requested, and expects to receive, a tax opinion from Ernst & Young LLP stating that the spin-off transaction should be tax-free to both Overhill Corporation and its stockholders.

                              OVERHILL FARMS, INC.

   The spin-off is intended to separate Overhill Farms, Inc. and its Parent's subsidiary, Texas Timberjack, Inc., so that each Company's management team can focus on its specific industry. The spin-off is also intended to enable both companies to attract and retain key employees and to reward them with compensation plans directly tied to the success of each business. Also, the assets, debt, liabilities, and organizational structure of the two post-spin-off companies will be more clearly defined. Immediately after the spin-off transaction becomes effective, which is expected to be in October 2001, Overhill Corporation will not own any shares of Overhill Farms, Inc. common stock. Following the spin-off, Overhill Farms, Inc. will become an independent public company, and it is in the process of registering its common stock with the Securities and Exchange Commission.

   In connection with the spin-off transaction, Overhill Corporation and Overhill Farms, Inc. will have entered into various agreements that address the allocation of assets and liabilities between the two companies and that define the relationship between the two companies after the separation. These agreements are primarily to involve the plan of distribution, in which the two companies will provide for, among other things, the principal corporate transactions required to effect the spin-off and treatment of current and future tax matters, including the treatment of income tax matters for periods through the date of the spin-off and responsibility for any adjustments as a result of an audit by any taxing authority. In connection with the spin-off transaction, the Company expects to enter into a term note agreement whereby Overhill Corporation will be contractually obligated to Overhill Farms for advances made during the periods the two companies operated under a subsidiary-parent relationship. The agreement is expected to be in the form of a three-year, $10.1 million note payable from Overhill Corporation to Overhill Farms bearing interest at a rate of 3.82% per annum. The note is expected to mature in September 2004. Overhill Farms has previously classified these net advances as a reduction in shareholder's equity and, subsequent to the spin-off, Overhill Farms will not record a value for this note receivable in its consolidated financial statements.

   Prior to and in connection with the spin-off, the Company's current board of directors and shareholders expect to approve several corporate actions. These include (a) declaring a stock split to create the increased number of common shares necessary to effect the spin-off as planned, (b) adopting a stock option and incentive plan which will enable the board of directors and management to competitively compensate and incentivize key employees, and (c) adopting a shareholder rights plan that will enable its shareholders, other than a hostile acquiror, to buy our shares at a substantially discounted price if any third party were to acquire a certain percentage of shares. Upon declaration of the stock split, which would be required to occur prior to the effective date of the spin-off, income per share calculations in all of the Company's future financial statements would be restated to reflect additional common shares outstanding as of the beginning of each period presented.

                              OVERHILL FARMS, INC.

A significant portion of the Company's business is derived from the airline industry. For the nine months ended July 1, 2001, $40.8 million, or approximately 34% of our revenues, were derived from airline customers. The terrorist attacks of September 11, 2001 on the World Trade Center in New York and the Pentagon in Washington, D.C. using hijacked commercial aircraft have been highly publicized. The impacts that these events may have on the airline industry in generally, and on the Company's business in particular, are not known at this time. The effects of these tragic events could include, among other things, a decreased demand for air travel due to fears regarding additional acts of terrorism and increased costs and reduced operations, including meal service, by airlines due to new security directives adopted by the Federal Aviation Administration. In addition, airlines may reduce meal service as a cost saving measure in response to a decline in air travel. In fact, American Airlines, one of our largest airline customers, has already announced reduced meal service on certain domestic flights. A significant portion of the Company's business focuses on the airline industry, and these effects, depending upon their scope and duration, which we cannot predict at this time, could negatively impact on our financial position, results of operations or cash flows.

                                  EXHIBIT INDEX

Exhibit
Number                     Exhibit Title
------                     -------------
  3.1*       Amended and Restated Articles of Incorporation of Overhill Farms, Inc.

  3.2*       Amended and Restated Bylaws of Overhill Farms, Inc.

  4.1*       Form of the specimen common stock certificate of Overhill Farms, Inc.

 10.1*       2001 Omnibus Stock and Incentive Plan for Overhill Farms, Inc.

 10.2+       Term Loan Agreement in the amount of $22,500,000, dated December 4, 1997, among Overhill Farms, Inc. as borrower, Polyphase Corporation as guarantor and The Long Horizons, Fund, L.P. as lender (Exhibit 10.14)

 10.3+       Employment Agreement, entered into as of November 1, 1999 between Polyphase Corporation and Overhill Farms,
             Inc., jointly and severally, and James Rudis (Exhibit 10.38)

 10.4+       Employment Agreement, entered into as of November 1, 1999 between Polyphase Corporation and Overhill Farms,
             Inc., jointly and severally, and William E. Shatley (Exhibit 10.39)

 10.5*       Employment Agreement, entered into as of November 1, 1999 between Overhill Farms, Inc. and Andrew Horvath

 10.6+       Loan and Security Agreement, dated November 24, 1999, between Overhill Farms, Inc., Overhill L.C. Ventures,
             Inc. and Union Bank of California, N.A. (Exhibit 10.41)

 10.7+       Revolving Note, dated November 24, 1999, in the principal amount of $16,000,000, payable to the order of Union
             Bank of California, N.A., as payee, by Overhill Farms, Inc., as borrower (Exhibit 10.42)

 10.8+       Continuing Guaranty, dated November 24, 1999, by Overhill L.C. Ventures, Inc. and Polyphase Corporation in
             favor of Union Bank of California, N.A. (Exhibit 10.43)

 10.9+       Pledge Agreement, dated November 24, 1999, by Overhill Farms, Inc., Polyphase Corporation and Overhill L.C.
             Ventures, Inc. in favor of Union Bank of California, N.A. (Exhibit 10.44)

 10.10+      Intercreditor and Subordination Agreement, entered into as of November 24, 1999, by and between Levine
             Leichtman Capital Partners II, L.P., as subordinated lender, and Union Bank of California, N.A., as senior lender (Exhibit 10.45)

 10.11+      Securities Purchase Agreement, dated as of November 24, 1999, by and among Overhill Farms, Inc., as issuer,
             Polyphase Corporation and Overhill L.C. Ventures, Inc., as guarantors, and Levine Leichtman Capital Partners
             II, L.P., as purchaser (Exhibit 10.46)

 10.12+      Secured Senior Subordinated Note, dated November 24, 1999, in the principal amount of $28,000,000, payable to the order of Levine Leichtman Capital Partners II, L.P., as holder, by Overhill Farms, Inc., as borrower
             (Exhibit 10.47)

 10.13+      Warrant to Purchase 166.04 Shares of Common Stock of Overhill Farms, Inc., dated November 24, 1999, by Levine
             Leichtman Capital Partners II, L.P. (Exhibit 10.48)

 10.14+      Investor Rights Agreement, entered into as of November 24, 1999, by and among Overhill Farms, Inc., Polyphase
             Corporation and Levine Leichtman Capital Partners II, L.P. (Exhibit 10.49)

 10.15*      Security Agreement, dated November 24, 1999, by Overhill Farms, Inc. in favor of Levine Leichtman Capital
             Partners II, L.P.

 10.16*      Security Agreement, dated November 24, 1999, by Overhill L.C. Ventures, Inc. in favor of Levine Leichtman
             Capital Partners II, L.P.

 10.17*      Patent, Trademark and Copyright Security Agreement, dated as of November 24, 1999, by Overhill Farms, Inc.
             and Overhill L.C. Ventures, Inc. in favor of Levine Leichtman Capital Partners II, L.P.

 10.18*      Pledge Agreement, dated November 24, 1999, by Overhill Corporation in favor of Levine Leichtman Capital
             Partners II, L.P.

 10.19+      Asset Purchase Agreement, entered into as of August 7, 2000, by and between Overhill Farms, Inc. and SSE
             Manufacturing, Inc. (Exhibit 10.50)


 10.20+      Master Co-Pack Agreement, entered into as of August 7, 2000, by and between Schwan's Sales Enterprises, Inc.
             and Overhill Farms, Inc. (Exhibit 10.51)

 10.21+      First Amendment to Loan and Security Agreement, entered into as of August 23, 2000, by and between Overhill
             Farms, Inc., Overhill L.C. Ventures, Inc. and Union Bank of California, N. A. (Exhibit 10.52)

 10.22+      First Amendment to Intercreditor and Subordination Agreement, entered into as of August 23, 2000, by and between Levine Leichtman Capital Partners II, L.P. and Union Bank of California, N.A. (Exhibit 10.53)

 10.23+      Term Note, dated August 23, 2000, in the principal amount of $2,400,000, payable to the order of Union Bank of
             California, N.A., as payee, and Overhill Farms, Inc., as borrower (Exhibit 10.54)

 10.24+      Consent and First Amendment to Securities Purchase Agreement, entered into as of August 23, 2000, by and among
             Overhill Farms, Inc., Levine Leichtman Capital Partners II, L.P., Polyphase Corporation and Overhill L.C.
             Ventures, Inc. (Exhibit 10.55)

 10.25+      Amendment to Investor Rights Agreement, entered into as of August 25, 2000, by and among Overhill Farms, Inc.,
             Polyphase Corporation and Levine Leichtman Capital Partners II, L.P. (Exhibit 10.56)

 21.1*       Subsidiaries of the registrant


____________________

*  To be filed by amendment

+ Incorporated by reference to the exhibit shown in parenthesis included in Overhill Corporation's Annual Report on Form 10-K for the year ended September 30, 2000, filed by Overhill Corporation with the Securities and Exchange Commission.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         OVERHILL FARMS, INC.
                                         (Registrant)

                                         By:    /s/ JAMES RUDIS
                                            ------------------------------------
                                         Name:  James Rudis
                                         Title: Chairman, President and
                                                Chief Executive Officer

Date: September 26, 2001